STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION


                                OPINION NO. 01-6


CASE 01-M-0075 -    Joint Petition of Niagara Mohawk Holdings, Inc., Niagara
                    Mohawk Power Corporation, National Grid Group plc and
                    National Grid USA for Approval of Merger and Stock
                    Acquisition.


                      OPINION AND ORDER AUTHORIZING MERGER
                             AND ADOPTING RATE PLAN


Issued and Effective December 3, 2001

CASE 01-M-0075

                                TABLE OF CONTENTS

                                                                            Page

THE JOINT PROPOSAL                                                           4

     The Merger Plan                                                         5

     The Rate Plan                                                           5

         1. Electric Delivery Rates                                          6

         2. Electric Commodity Rates and Service                            14

         3. Natural Gas Provisions                                          15

     Matters Related to the Merger                                          16

     Other Provisions                                                       19

STATEMENTS IN SUPPORT                                                       20

     Petitioners                                                            20

     Staff                                                                  25

     CPB                                                                    31

     Multiple Intervenors                                                   32

     Clean Energy Intervenors                                               34

     PULP                                                                   35

     Ski Resorts Coalition                                                  36

     Small Hydro Group                                                      36

     Chittendon Falls Hydro Power                                           36

     IBEW Local 97                                                          36

     E Cubed Company and Joint Supporters                                   37

PARTIES COMMENTS AND REPLY COMMENTS 37

     Retirement Benefits                                                    38

     Basis for the Joint Proposal                                           42

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CASE 01-M-0075

                                TABLE OF CONTENTS

                                                                            Page

     Term of the Plan                                                       44

     Treatment of Stranded Costs                                            44

     Competition and Low-Income Program Incentive                           46

     Exit Fees, Rules 12 and 52, and Related Matters                        47

         1. Rule 52                                                         47

         2. Distributed Generation and Standby Rates                        53

     Rates for Deliveries of NYPA Power                                     55

     Environmental Commitments                                              56

     Mechanicville Hydro Station                                            57

PUBLIC COMMENT                                                              58

     Public Statement Hearings                                              58

     Other Comments                                                         59

DISCUSSION AND CONCLUSION                                                   60

     Introduction and Method of Analysis                                    60

     The Joint Proposal Overall                                             61

         1. Adequacy of the Record                                          61

         2. The Merger                                                      61

         3. The Rate Plan                                                   63

     Specific Concerns                                                      65

         1. Exit Fees, Standby Rates, and
             Distributed Generation                                         65

              a. Rule 52 Exit Fees                                          65

              b. Standby Rates and Distributed Generation                   68

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CASE 01-M-0075

                                TABLE OF CONTENTS

                                                                            Page

         2. NYPA Power Delivery Rates                                       68

         3. Retiree Concerns                                                68

         4. Environmental Matters                                           71

              a. Attorney General's Proposal                                71

              b. Renewable Energy Certificates                              72

         5. Mechanicville Hydro Station                                     73

     Overall Conclusion                                                     74

ORDER                                                                       75

APPENDICES

                                      iii
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CASE 01-M-0075                                                       Page 1 of 3

                                   APPEARANCES

FOR NIAGARA MOHAWK HOLDINGS, INC.;
FOR NIAGARA MOHAWK POWER CORPORATION;
FOR NATIONAL GRID GROUP plc; and
FOR NATIONAL GRID USA:

          Gloria Kavanah, Esq., Niagara Mohawk Power
          Corporation, 111 Washington Avenue, Albany, New York
          12210.

          Thomas Robinson, Esq., National Grid USA, 25 Research
          Drive, Westborough, Massachusetts, 01582.

          Swidler Berlin Shereff Friedman, LLP (by Steven
          Agresta, Esq.), 3000 K Street, N.W., Suite 300,
          Washington, DC 20007.

FOR DEPARTMENT OF PUBLIC SERVICE STAFF:

          Jane C. Assaf and Jean A. McDonnell, Assistant
          Counsel, Three Empire State Plaza, Albany, New York
          12223-1350.

FOR ALLIANCE FOR MUNICIPAL POWER:

          Whitfield Russell Associates (by James F. Fairman,
          Esq.), 1225 Eye Street NW, Suite 850, Washington,
          DC 20005.

FOR CHITTENDEN FALLS HYDRO POWER, INC.:

          Paul S. Eckhoff, President, Box 158, Stuyvesant Falls,
          New York 12174.

FOR ENVIRONMENTAL DEFENSE; FOR NATURAL RESOURCES DEFENSE COUNCIL; FOR AMERICAN WIND ENERGY ASSOCIATION; FOR COMMUNITY ENERGY, INC.:

          Young, Sommer...LLC (by David R. Wooley, Esq.),
          5 Palisades Drive, Albany, New York 12205.

FOR FOURTH BRANCH ASSOCIATES MECHANICVILLE:

          Paul V. Nolan, Esq., 5515 N. 17th Street, Arlington,
          Virginia 22205.

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CASE 01-M-0075                                                       Page 2 of 3

                                   APPEARANCES

FOR IBEW LOCAL 97:

          Richard J. Koda, Koda Consulting, Inc., 409 Main
          Street, Ridgefield, Connecticut 06877-4511

FOR INDEPENDENT POWER PRODUCERS OF NEW YORK, INC.:

          Gavin J. Donohue, Executive Director, 291 Hudson
          Avenue, Albany, New York 12210.

FOR MULTIPLE INTERVENORS:

          Couch White, LLP (by Michael B. Mager, Esq.),
          540 Broadway, P. O. Box 22222, Albany,
          New York 12201-2222.

FOR NATIONAL FUEL GAS DISTRIBUTION CORPORATION:

          Michael W. Reville and Alice A. Curtiss, Esqs.,
          10 Lafayette Square, Buffalo, New York 14203

          Morgan, Lewis & Bockius LLP (by Michael W. Gang and
          John H. Isom, Esqs.), One Commerce Square, 417 Walnut
          Street, Harrisburg, Pennsylvania 17101-1905.

FOR NEW YORK STATE ATTORNEY GENERAL:

          Mary Ellen Burns, Assistant Attorney General in
          Charge, Richard W. Golden and Charlie Donaldson,
          Assistant Attorneys General, Of Counsel, and Thomas C.
          C. Congdon, Policy Analyst, 120 Broadway, New York,
          New York 10271.

NEW YORK STATE CONSUMER PROTECTION BOARD:

          C. Adrienne Rhodes, Chairman and Executive Director and
          Douglas W. Elfner, Director of Strategic Programs,
          5 Empire State Plaza, Suite 2101, Albany,
          New York 12223-1556.

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CASE 01-M-0075                                                       Page 3 of 3

                                   APPEARANCES

FOR NYPA INDUSTRIAL INTERVENORS:

          McNees Wallace & Nurick LLC (by Robert A. Weishaar,
          Jr. and Susan E. Bruce, Esqs.), P. O. Box 1166,
          100 Pine Street, Harrisburg, Pennsylvania 17108-1166.

FOR THE PUBLIC UTILITY LAW PROJECT:

          Gerald A. Norlander, Charles J. Brennan, and Ben
          Wiles, Esqs., 90 State Street, Suite 601, Albany,
          New York 12207.

FOR RETIREE INTERVENERS AND PRO SE:

          Joseph F. Cleary, Esq., 6311 Sturbridge Court,
          Sarasota, Florida 34238.

FOR SKI RESORTS COALITION:

          Couch White, LLP (by Michael B. Mager, Esq.),
          540 Broadway, P. O. Box 22222, Albany,
          New York 12201-2222.

FOR TANNERY ISLAND POWER COMPANY;
FOR SENECA HYDRO ACQUISITION CORPORATION;
FOR HYDRO POWER, INC.
FOR SANDY HOLLOW POWER COMPANY; and
FOR BELLOWS TOWER HYDRO, INC.:

          Paul V. Nolan, Esq., 5515 N. 17th Street, Arlington,
          Virginia 22205.

FOR THE E CUBED COMPANY, L.L.C. AND JOINT SUPPORTERS:

          Ruben S. Brown, President, The E Cubed Company, 215 East 79th Street, New York, New York 10021.

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CASE 01-M-0075

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

COMMISSIONERS:

     Maureen O. Helmer, Chairman
     Thomas J. Dunleavy
     James D. Bennett
     Leonard A. Weiss

CASE 01-M-0075 -    Joint Petition of Niagara Mohawk Holdings, Inc., Niagara
                    Mohawk Power Corporation, National Grid Group plc and
                    National Grid USA for Approval of Merger and Stock
                    Acquisition.


                                OPINION NO. 01-6


                      OPINION AND ORDER AUTHORIZING MERGER
                             AND ADOPTING RATE PLAN

                     (Issued and Effective December 3, 2001)


BY THE COMMISSION:

     This proceeding involves a request for authority to merge Niagara Mohawk Power Corporation (Niagara Mohawk or the company), which is the New York utility subsidiary of Niagara Mohawk Holdings, Inc. (NM Holdings), into the utility holding company system of National Grid Group plc (National Grid). Under the terms of the merger, NM Holdings would become a subsidiary of National Grid USA, a holding company that, in turn, is a subsidiary of National Grid. The four corporations are collectively referred to as "Petitioners."

     Petitioners submitted their application on January 17, 2001. It comprised a Joint Petition for approval of the merger and associated stock acquisition (including, in addition to the plan of merger itself, descriptions of National Grid, the estimated cost benefits of the merger, and an environmental assessment form) and a draft Joint Proposal concerning the rates to be charged by the merged entity. The Petitioners also requested, among other things, appointment of a settlement judge to facilitate negotiations that might ensue following certain informational meetings.

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CASE 01-M-0075

     In March 2001, Petitioners filed a Notice of Impending Negotiations and served it on the appropriate parties. The filing was duly reported to us by memo from Administrative Law Judge William Bouteiller dated April 6, 2001. Settlement negotiations ensued, some of them facilitated by Administrative Law Judge Robert Garlin.

     The negotiations culminated in the filing, on October 11, 2001, of a Joint Proposal recommending resolution of all issues in the proceeding. The Joint Proposal was signed by Petitioners, Department of Public Service Staff, the New York State Consumer Protection Board (CPB), the New York State Department of Economic Development, and a wide array of other parties. (A complete list of the signatories is set forth in Appendix A.) Statements in support of the Joint Proposal were filed by the Petitioners, Staff, CPB, Multiple Intervenors, Clean Energy Intervenors,/1/ the Public Utility Law Project (PULP), the Ski Resorts Coalition, the Small Hydro Group,/2/ Chittenden Falls Hydro Power, IBEW Local 97, and the E Cubed Company, LLC and Joint Supporters./3/ Comments opposing the Joint Proposal were filed by NYPA Industrial Intervenors (NYPAII), the Alliance for Municipal Power (AMP),/4/ National Fuel Gas Distribution Corporation (NFGDC), Fourth Branch Associates Mechanicville (Fourth Branch), and Mr. Joseph Cleary, pro se and on behalf of Retiree Intervenors. (Mr. Cleary later submitted an amended version of his comments.) The Independent Power Producers of New York, Inc.

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1    Comprising Environmental Defense, the Natural Resources Defense Council,
     the American Wind Energy Association, and Community Energy Inc.

2 Comprising Tannery Island Power Company, Seneca Hydro Acquisition Corporation, Hydro Power, Inc., Sandy Hollow Power Company, and Bellows Tower Hydro, Inc.

3 Joint Supporters comprise, in addition to E Cubed itself, KeySpan Technologies, Inc., the Distributed Power Coalition of America, Capstone Turbine, RealEnergy Inc., and Integrated Energy Concepts Engineering PC.

4 AMP also asked, by letter dated November 20, 2001, that we consider the implications for this proceeding of Niagara Mohawk's termination of its contracts with Tractebel Energy Marketing, Inc. In responsive letters, Staff and the Proponents demonstrate the absence of any such implications. Niagara Mohawk had considered outsourcing its supply portfolio to Tractebel, an unaffiliated third party, and disclosed the transaction in presentations to the parties to this proceeding. The outsourcing arrangement was in no way central to the rate plan under review here, and its approval was not essential to the plan's effectiveness.
----------

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CASE 01-M-0075

(IPPNY) submitted comments neither supporting nor opposing the Joint Proposal Reply comments were submitted by Petitioners and Staff./5/

     On November 6, 2001, Petitioners submitted a set of revisions to the Joint Proposal, correcting the calculation of the reductions in electric delivery rates.

     Public statement hearings before Administrative Law Judge Walter T. Moynihan were held in Albany (November 5), Syracuse (November 7) and Buffalo (November 8). The statements made at those hearings are discussed below. An evidentiary hearing was held before Administrative Law Judge Joel A. Linsider in Albany on November 9. The hearing record comprises four volumes of stenographic transcript--one for each hearing day--of 17, 33, 37, and 128 pages, respectively, and 15 exhibits. Post-hearing briefs, limited by the Judge to matters raised at the hearing, were submitted by Petitioners, Staff, the Attorney General, AMP, NFGDC, and Fourth Branch.

                               THE JOINT PROPOSAL

     As summarized by its proponents, the Joint Proposal would approve, pursuant to ss.70 of the Public Service Law, the indirect acquisition of all of Niagara Mohawk's common stock by National Grid; approve, pursuant to ss.ss.65(1) and 110 of the Public Service Law, a retail electricity rate plan that would reduce delivery rates by 8.0% a year relative to currently effective electricity delivery rates;/6/ extend the existing freeze on gas delivery service rates through December 31, 2004; preserve union rights under existing collective bargaining agreements and require negotiation with the union over the terms of programs that could affect represented employees; provide various protections for Niagara Mohawk's retirees; provide various other corporate and financing authorizations; and represent a finding of no significant environmental impact under the State Environmental Quality Review Act and its implementing regulations. For the reader's convenience, we here provide additional detail on many of these items, but it should be kept in mind that this summary in no way supersedes or modifies the very detailed terms of the Joint Proposal itself.

----------
5 CPB submitted reply comments limited to questioning the paraphrase, in Staff's Statement in Support, of one Joint Proposal provision. The issue, discussed below, has been resolved to the parties' satisfaction.

6 The electric rate plan contains a plethora of specific provisions and accounts for the bulk of the Joint Proposal.
----------

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CASE 01-M-0075

     As background, it should be noted that Niagara Mohawk's current rates are in place pursuant to the PowerChoice plan approved early in 1998,/7/ and, more specifically, the Year 4/5 compliance filing pursuant to that plan, which adjusted some rates upward following the reduction that had been in place during the first three years of PowerChoice./8/ An important component of PowerChoice was the Master Restructuring Agreement (MRA) between Niagara Mohawk and 16 independent power producers, designed to ameliorate the company's contractual obligations to pay those producers above-market prices for electricity. The company was authorized to recover MRA-related costs--in effect, stranded costs--through a Competitive Transition Charge (CTC); and, to ensure that those costs among others were not unfairly shirked by customers leaving Niagara Mohawk's system, the imposition of certain fees (embodied in tariff rules discussed below) was authorized./9/

The Merger Plan

     Following the transactions contemplated by the parties' merger plan, NM Holdings will emerge as a wholly owned subsidiary (through National Grid USA) of National Grid. National Grid is a British Corporation that directly or indirectly owns electric utilities around the world and that last year acquired New England Electric System, the parent of electric distribution utilities in Massachusetts, Rhode Island, and New Hampshire, as well as other utility interests in New England. The particulars of the corporate transactions, including use of a corporate structure designed to minimize taxes, are not contested, though some of their consequences, as discussed below, are. The transaction has received all other requisite approvals except that of the Securities and Exchange Commission, which will act only after all other needed approvals (including ours) are in hand.

----------
7 Cases 94-E-0098 et al., Niagara Mohawk Power Corporation -Rates, Opinion No. 98-8 (issued March 20, 1998).

8    Id., untitled order issued August 29, 2001.

9 This limited and general description of some pertinent PowerChoice concepts is intended only to provide vocabulary for later discussions. It naturally presents neither the plan as a whole nor our reasons for having found it to be in the public interest.
----------

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CASE 01-M-0075

The Rate Plan

The Joint Proposal contemplates a rate plan with a term of slightly less than ten years, running from the "Effective Date" (the day after the merger closing) through December 31, 2011. Electric customers are to be credited with $405,000/10/ for each day the Effective Date is postponed beyond January 1, 2002 (ss.1.1).

     1.   Electric Delivery Rates

     Electric delivery rates would be reduced by $152 million a year, equivalent to a reduction of 8.0% in delivery rates and a reduction of 4.6% in overall (that is, delivery plus commodity) rates. The electricity delivery rates are designed to recover transmission and distribution costs, reflecting therein a 10.6% return on equity (ss.1.2.2.1), as well as the Competitive Transition Charge, which recovers fixed and forecast variable stranded costs./11/ Under the Joint Proposal, the recoverable fixed costs are reduced by the write-off of approximately $850 million of stranded costs associated with the Nine Mile Point nuclear power plants, in addition to the $123 million of such costs to be written off pursuant to the Nine Mile Point Transfer Proceeding./12/ The unamortized balance of fixed costs is allowed a return (ss.1.2.2.3).

     Under the plan, the transmission-distribution portion of the electricity delivery charge would be higher, and the CTC portion would be lower, than in existing rates. Rates are designed to ensure, among other things, that no customer will bear a delivery rate increase on the effective date (Attachment 3, ss.2.0, 3.1).

----------
10 This figure, and others below, reflect the Joint Proposal revisions submitted on November 6.

11 The fixed portion of the CTC recovers costs associated with the buyout of supply contracts with independent power producers under the Master Restructuring Agreement and the that, in aggregate, are less than book value. The variable portion of the CTC recovers net over-market costs (based on a forecast) associated with independent power producer purchases and power purchased under various transition power contracts that Niagara Mohawk entered into as a condition of the sale of its generation facilities.

12 Case 01-E-0011, Niagara Mohawk Power Corporation, et. al.-Nine Mile Point Transfer, Order Authorizing Asset Transfers (issued October 26, 2001).
----------

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CASE 01-M-0075

     In addition to reflecting the treatment of stranded costs, the rate reductions also reflect the assignment to ratepayers of 50% of the electric portion of the forecast efficiency gains and synergy savings (net of costs to achieve) agreed to by the parties./13/ Synergy savings over the term of the plan are set at about $130 million per year, allocated 62% to New York, and efficiency gains are set at $60 million per year, allocated 100% to New York (ss.1.2.5.2.7). The imputed levels flow to ratepayers regardless of whether they are achieved in fact; the treatment of savings in excess of the imputed levels is discussed below.

     The rates initially set under the plan will remain in effect for its entire term except for certain authorized adjustments (ss.1.2.3),/14/ including the CTC reset. The CTC reset adjustment will be applied every two years to reflect the impact on recoverable over-market costs of changes in the forecast of commodity prices for electricity and natural gas (ss.1.2.3.3). Delivery rates may also be adjusted, subject to normal Commission approval procedures and in a revenue neutral manner, to reflect changes in Niagara Mohawk's service responsibilities that affect the existing allocation of costs to the generation, supply, transmission, and distribution functions of the electricity supply and delivery system (ss.1.2.3.5).

     Rates may also be changed every two years to reflect balances in a deferral account to the extent they exceed $100 million in either direction (with one exception to that threshold)(ss.1.2.3.4; ss.1.2.4). The items to be included in the deferral account encompass various extraordinary or difficult-to-forecast items, including the "follow-on merger credit," which assigns to customers 50% of the additional synergies (net of costs to achieve) produced by any additional National Grid mergers or acquisitions within the United States and allocable to Niagara Mohawk. It includes as well as the customers' share of earnings above the sharing threshold, next discussed./15/

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13   Synergy savings are those flowing from the merger of Niagara Mohawk into
     National Grid. Efficiency gains are those resulting from improvements in Niagara Mohawk's own operations and its divestiture of its generation plants. Costs to achieve are the additional costs that must be incurred to realize the savings and must be offset against the gross savings to derive a net figure.

14 These adjustments are to be distinguished from the earnings sharing mechanism and potential rate reopeners discussed below.

15 The list of items eligible for deferral includes: existing deferral balances, accumulated during the term of the PowerChoice Settlement; certain tax and accounting changes that affect costs and revenues by more than $2 million a year if externally imposed or by more than $500,000 a year if internally adopted; legislative or regulatory changes with an impact of more than $2 million a year; extraordinary inflation, subject to specified limitations; extraordinary storm costs exceeding $2 million from any one storm, but only if the company has spent more than $6 million in that year for storm restoration costs; site investigation and remediation
     (SIR) costs to the extent they differ from $12.75 million a year; certain incremental economic development fund expenditures; penalties associated with a failure to meet applicable service quality standards and not previously credited to customers (the service quality assurance plan is described below); certain customer service back-out, metering, and billing credits provided pursuant to the Joint Proposal itself or previous orders; the customers' share of earnings above the sharing threshold; stranded cost credits and recoveries required or authorized under the settlements and orders approving the sale of Niagara Mohawk's generating assets; amounts in excess of the renewables cap set forth in Rule 12.8 of Niagara Mohawk's tariff; recoveries or credits related to certain pension and other post-employment benefit (OPEB) expenses; certain incremental non-labor costs associated with the customer outreach and education program and the competition-related and low-income incentive mechanisms, described below; refunds or revenue effects associated with the resolution of an ongoing proceeding (Case 99-E-0503) regarding the application of Niagara Mohawk's rates to religious institutions; amounts approved in response to a request by Niagara Mohawk for special ratemaking treatment for major programs and expenditures, beyond those here forecast, in years 7 through 10 of the rate plan; revenue losses, subject to certain limitations, related to modifications of Rules 12, 44 and 52, discussed below; 50% of net incremental revenues related to certain new services and royalties; the follow-on merger credit; and the credit of $405,000 per day for each day that the effective date of the merger is delayed beyond January 1, 2002.
----------

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CASE 01-M-0075

     As noted, the rates are premised on a return on equity of 10.6%. Under the plan, Niagara Mohawk is permitted to retain any additional earnings up to 11.75%, and it may increase that figure by an average of 25 basis points a year over the 10-year term if it achieves certain goals related to competition and low- income programs. Earnings above 11.75%, (or the higher figure in any year if the incentive is achieved) are to be shared between the company and its ratepayers (ss.1.2.5)./16/ The plan sets forth several adjustments to be applied in determining the company's earnings for purposes of the sharing arrangement; among other things, certain incentive compensation paid primarily to senior executives is excluded from the expenses that are recognized. To accomplish the sharing, cumulative earnings are first compared to the sharing

----------
16 As in other cases, the 11.75% sharing threshold is sometimes referred to as an earnings "cap." That misnomer suggests earnings may not exceed the specified level, which is not the case; the company may, in fact, retain a portion of earnings above 11.75%. Accordingly, while the figure is indeed a cap on the earnings that may be retained 100% by Niagara Mohawk, it is better described as a sharing threshold than an earnings cap.
----------

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CASE 01-M-0075

threshold after the fourth year of the rate plan and, if the threshold is exceeded, 50% of the excess is placed in the deferral account. Thereafter, the comparison is performed annually and, following January 1, 2009 (or, if earlier, the effective date of any rate reopener credit, discussed below), the ratepayers' share of excess earnings is increased to 75% of earnings between 14% and 16% and 90% of earnings over 16%.

     In the event cumulative earnings over the first four years exceed 11.75%, the rate plan provides not only for the retrospective sharing just noted but also for a prospective rate reopener (ss.1.2.3.6). In that event, the company is required to reduce its electricity delivery rates by January 1, 2007 by an amount equal to 50% of the annualized amount of excess earnings. In the absence of earnings exceeding 11.75%, the analysis is repeated in each ensuing year but no more than one reopener credit is to be put into effect during the term of the rate plan.

     During the term of the plan, electricity delivery rates may be reviewed upon a complaint pursuant to Public Service Law ss.71 (ss.1.2.7) or upon a filing by Niagara Mohawk (ss.1.2.8). In defending against any such complaint, Niagara Mohawk is permitted to include in its revenue requirements 100% of the annual synergy savings, efficiency gains, and cost to achieve for the relevant year as well as recovery of its CTC. In any such filing made by Niagara Mohawk, the revenue requirement is to be calculated in a way so as to preclude Niagara Mohawk from retaining any portion of the synergy savings or efficiency gains.

     Rates may be affected as well by the Joint Proposal's "service quality assurance program" (set forth in Attachment 9), providing for potential penalties with a total annual pretax value of $24 million to be applied if satisfactory levels of service are not delivered. Of that amount, $13 million is associated with electric and gas customer service, including the low-income customer assistance program, and $11 million is associated with electric reliability./17/ The customer service provisions adopt standards related to call center operations, billing and collections, field services, and the low-income customer assistance program. The electric reliability standards relate to service reliability (i.e., frequency and duration of interruptions) and power quality (i.e., momentary interruptions). Service quality penalties equal to or greater than

----------
17 The program description notes that gas safety issues are addressed in the settlement whose terms were approved in Case 99-G-0336, Niagara Mohawk Power Corporation - Gas Rate and Restructuring Proposal, Opinion No. 00-9 (issued July 27, 2000)(the Gas Settlement) and are therefore not addressed in this program.
----------

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CASE 01-M-0075

$7.5 million in any year are to be credited to electric (and gas) customer charges in accordance with a specified mechanism (ss.1.2.3.7); lesser penalties are to be flowed through the deferral account.

     Finally with respect to rate changes, the Joint Proposal authorizes (ss.1.2.21) the filing of revenue neutral rate design changes as long as they do not increase the customer charge for SC-1 customers before December 31, 2005 and are not inconsistent with the explicit terms of the Joint Proposal.

     For the period following the term of the plan, Niagara Mohawk is required to make a full revenue requirement filing setting forth rates constrained in a variety of ways, such as by exclusion of any of the company's allowance for efficiency gains and synergy savings (ss.1.2.6).

     Low-income customer services to be provided are described in Attachment 19 to the Joint Proposal, subject to modification by the Commission, and Niagara Mohawk undertakes as well to adopt a low-income rate (set forth in Attachment 3) providing a $5-a-month discount from the otherwise applicable S.C. 1 rate for eligible customers. An allowance of $2 million is included in rates for the discount, with the possibility of adjustment at the CTC reset (ss.1.2.9). The estimated total annual discounts start at $1 million in 2002 and increase by $1 million annually through 2005. The design and participation targets of the low-income rate for the ensuing years are to be proposed by the parties for our consideration in year 4.

     With respect to economic development, the Joint Proposal provides (ss.1.2.10) for Niagara Mohawk, in consultation with Empire State Development, local economic development agencies, Staff, and other interested parties, to develop an economic development plan that increases the funding associated with existing programs by $12.5 million and develops various new program initiatives designed to encourage the attraction, expansion, and retention of business customers within the service territory. The Joint Proposal provides as well for contract customers (who may be obligated to pay prices higher than those set here) to move, subject to certain conditions, to the otherwise applicable tariff rates without penalty (ss.1.2.12) and provides certain protections for customers taking NYPA hydro service (ss.1.2.13).

     Attachment 20 to the Joint Proposal describes Niagara Mohawk's commitments to environmental and renewables marketing (ss.1.2.11). Among other things, the company is to work with providers of renewable energy products to facilitate the sale and delivery of power from

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CASE 01-M-0075

renewable resources; provide information to customers on green power; facilitate compliance by state agencies with the Governor's Executive Order on Renewable Energy Purchase and Energy Efficiency; and support the construction of new transmission needed to develop the wind resources on the Tug Hill Plateau.

     The Joint Proposal includes provisions addressed to three rules in Niagara Mohawk's tariff that protect its revenues in the event customers bypass Niagara Mohawk's delivery system, install their own generation, or increase the voltage at which they take service (ss.1.2.17). Rule 12 governs standby electric rates, which we recently considered in Case 99-E-1470./18/ The Joint Proposal specifies the procedures to be followed in implementing that determination with respect to Niagara Mohawk. Rule 44 (related to revenue losses associated with a change in the voltage at which a customer takes power) is left unchanged by the Joint Proposal, but parties retain their right to advocate modification or elimination of the rule. Rule 52, which imposes exit fees for individual customers leaving Niagara Mohawk's delivery system, is to be modified to exempt from the exit fee customers in specified situations./19/ Parties retain the right to advocate further modification or total elimination of Rule 52. Niagara Mohawk is to bear the first $2 million per year of revenue losses after September 1, 2003 associated with changes in these rules that occur after the filing of the Joint Proposal.

     The Joint Proposal provides (ss.1.2.18) for a pilot program under which Niagara Mohawk will consider issuing RFPs for up to two distributed generation projects per year. (It recognizes that we may impose additional requirements on Niagara Mohawk in this area, as in our generic proceeding on distributed generation.)/20/ In addition, the company will convene a meeting, following approval by the Institute of Electrical and Electronic Engineers of revised interconnection standards (IEEE 1547), to review those standards, and, if appropriate, incorporate them (ss.1.2.19). To facilitate retail access, the company agrees as well (ss.1.2.20) to work toward standardizing rules applicable to ESCOs and marketers throughout the Niagara

----------
18 Case 99-E-1470, Rates, Terms and Conditions for Standby Service, Opinion No. 01-4 (issued October 26, 2001).

19 The exemptions are described in greater detail below, in the context of parties' arguments.

20 Case 00-E-0005, Costs, Benefits, and Rates Regarding Distributed Generation, Opinion No. 01-5 (issued October 26, 2001).
----------

CASE 01-M-0075

Mohawk/National Grid service territories in New York and New England, with the goal of reducing costs and improving service to all marketers and suppliers serving the combined system.

     Niagara Mohawk "recognizes its responsibility to study, plan and implement improvements to its transmission system to continue to provide its customers with safe, reliable and economically efficient access to electric commodity" (ss.1.2.22). The Joint Proposal accordingly provides for various studies, reports, and interaction with Staff related to that undertaking.

     Finally, the Joint Proposal states (ss.1.5) that its provisions related to stranded cost recovery, transmission and distribution charges, and the overall level of electricity delivery rates are designed to resolve

          (a) all issues associated with the recovery of Niagara Mohawk's Fixed Cost component of the CTC that remains unamortized as of the Effective Date, including the amortization of the remaining regulatory assets on Niagara Mohawk's books with a return equal to Niagara Mohawk's weighted cost of capital/21/ and the full recovery of all of Niagara Mohawk's remaining payments to IPPs under existing contracts and economic buy down or buy out agreements through the remaining periods of those contracts even if those agreements extend beyond the Rate Plan Period; and (b) all issues associated with the estimation, allocation, and sharing of Efficiency Gains, Synergy Savings, and Costs to Achieve, including the ratemaking treatment of those Efficiency Gains, Synergy Savings, and Costs to Achieve during the Rate Plan Period.

     2.   Electric Commodity Rates and Service

----------
21 The remaining regulatory assets include the unamortized balance of Niagara Mohawk's payments under the Master Restructuring Agreement. Niagara Mohawk shall be authorized to realize a return on this regulatory asset as shown in Attachment 1. The return shall be adjusted to match the Commission's finding on the weighted cost of capital should Niagara Mohawk's rates be changed pursuant to sections 1.2.7, 1.2.8, or 3.5 during the period of the Rate Plan. (Footnote in original.)
----------

CASE 01-M-0075

     The Joint Proposal provides, in general, for continuation of Niagara Mohawk's programs for price-hedged electric commodity service. Standard rate service customers may continue to take partially hedged service using the delivery cost adjustment (DCA)(ss.1.3.1) but may move, subject to certain conditions and limitations, to market rate service (ss.1.3.2). The Joint Proposal specifies (ss.1.3.3) the back-out credits to be afforded to customers selecting alternative commodity suppliers (all may do so) and establishes (ss.1.3.5) a Market Match Program and Market Expo Program designed to facilitate the development of commodity markets and help larger customers arrange for their own supplies. The company's customer outreach and education incentive program includes provisions designed to increase customer awareness of choice in the commodity market and ESCO satisfaction with the service Niagara Mohawk is providing. The Joint Proposal leaves in place (ss.1.3.6) various commodity service programs and modifies the method for allocating power from the Power for Jobs Program in a manner that allows customers to receive a greater share of the benefits (ss.1.3.6.4).

     3.   Natural Gas Provisions

     The Joint Proposal would extend, through December 31, 2004, the Gas Settlement's existing freeze on Niagara Mohawk's rates for gas delivery service, which would otherwise expire on August 31, 2003, (ss.1.6.1)./22/ In the event Niagara Mohawk receives a gas delivery service rate increase to take effect at any time, all synergy and efficiency savings from this or any follow-on merger or acquisition associated with the gas business are to be allocated 100% to customers (ss.1.6.1.1). In the absence of gas delivery service rate increases, Niagara Mohawk may retain 50% of follow-on merger savings allocable to gas service (ss.1.6.1.3). The earnings sharing mechanism under the Gas Settlement is to remain in effect through December 31, 2004 and continue through any further Gas Settlement stay-out but will be adjusted on September 1, 2003, to reflect 50% of the gas portion of the synergy savings, efficiency savings, and costs to achieve described in connection with the electric rate plan (ss.1.6.8).

                  With respect to gas service, Niagara Mohawk agrees to continue to abide by various provisions of the Gas Settlement, including those relating to cathodic protection, one-call notices, and leak backlogs (ss.ss.1.6.2.1, 1.6.2.2, and 1.6.2.3). It will incur penalties if it fails to meet defined safety targets and will continue to be offered incentives related to customer

----------
22   See Case 99-G-0336, supra.
----------

CASE 01-M-0075

migration and customer understanding and awareness (ss.ss. 1.6.2.5 and 1.6.2.6). Revenue sharing related to capacity release, sales for resale and portfolio management incentive mechanisms are continued through December 31, 2004, with certain updates in the annual target as of September 1, 2003 (ss.1.6.2.7).

     Other gas related provisions include a series of rate design and tariff changes (ss.1.6.7) that, among other things, increase the S.C. 1 minimum charge for non-heating customers to the same level as for heating customers, increase the S.C. 2 - Small General Service tail-block rate to approximate the S.C. 3 - Large General Service rate for the same usage level, and continue the movement toward elimination of the rate differentials between customers of the former Syracuse Suburban Gas Company and other Niagara Mohawk customers. A gas billing back-out credit of 53(cent) per bill is provided for gas-only customers, pending further determination in the Generic Unbundling Proceeding, to ensure that customers receiving a single bill from Niagara Mohawk for Niagara Mohawk's delivery service and a gas marketer's commodity service do not double-pay for billing services (ss.1.6.7.7).

Matters Related to the Merger

     The Joint Proposal is conditioned on the closing of the merger (ss.2.1), and the parties agree not to oppose approval of the merger before any state of federal agency whose approval is required (ss.2.2). They agree as well that the merger is in the public interest and should be approved and that the following specific authorizations should be granted:

          approval under PSLss.70 to enable NationalGrid indirectly to acquire 100% of the common stock of Niagara Mohawk;

          approval under PSLss.ss.65(1) and 110 of the Joint
          Proposal;

          a finding under PSL ss.69 that Niagara Mohawk's participation in the National Grid USA Money Pool, as borrower or lender, and participation of Niagara Mohawk's affiliates as lenders, are appropriate, as long as participation conforms to the National Grid USA Money Pool Agreement;

          authorization under PSL ss.66(4) for Niagara Mohawk to convert from a calendar year fiscal year to a fiscal year ending March 31; and

CASE 01-M-0075

          authorization for Niagara Mohawk to delay the filing of its PSC Annual Report to June 1 of each calendar year.

The parties stipulate as well that the proposed corporate structure, affiliate rules, contracts, accounting treatment, and dividend limitations, and standards of competitive conduct set forth in Attachment 23 to the Joint Proposal should be approved; that a limited waiver (described below) from our Statement of Policy on Pensions and OPEBs/23/ should be approved; that approval of the Joint Proposal should represent a finding of no significant environmental impact under SEQRA and its implementing regulations; and that except for that SEQRA finding, no other approvals or authorizations are known to be necessary to consummate the merger.

     With respect to labor matters, the Joint Proposal notes (ss.2.4) that the contemplated efficiency gains and synergy savings are based, in part, on elimination of redundant positions and that "it is the objective of Niagara Mohawk and National Grid to accomplish the necessary reduction in staff over time through attrition and voluntary programs, such as early retirement and voluntary separation programs." Niagara Mohawk agrees to initiate negotiations with its union (IBEW Local 97) promptly after the merger with the objective of avoiding the need for layoffs, though neither side waives any rights under the currently effective collective bargaining agreement or applicable federal and state labor laws.

     On the matter of retiree benefits, the Joint Proposal states (ss.2.5) that retirement benefits are a key component of Niagara Mohawk's employees' compensation package; that "Niagara Mohawk and National Grid have publicly stated that they have no present intention to reduce retirees' benefits"; that their "historical track records [show] that retiree benefits have been delivered as designed"; that federal law prohibits the reduction of pension benefits; and that while federal law does not apply similar restrictions to retiree health and life insurance benefits, retirees' other rights in that regard are not diminished by the merger and, in any event, there are numerous disincentives to reducing those benefits. In response to concerns expressed by retirees about continuation of their existing benefits following the merger, the Joint Proposal extends to four years, rather than the originally proposed two years, the period within which retirees are protected against any adverse modifications to their benefits (ss.2.5.1). In addition, it establishes a

----------
23 Statement of Policy Concerning the Accounting and Ratemaking Treatment for Pensions and Post-Retirement Benefits Other Than Pensions (issued September 7, 1993).
----------

CASE 01-M-0075

Retirees' Advisory Committee, to facilitate information exchange with retirees regarding any future changes in benefits (ss.2.5.2), and it commits Niagara Mohawk and National Grid not to annuitize pensions within four years following the closing and not to do so thereafter without notice to the Retiree Advisory Committee and approval by the Commission (ss.2.5.3). Niagara Mohawk agrees to adhere to our Policy Statement on Pensions and OPEBs (under which there would be no profit or loss from changes to retirees' benefits) subject to two waivers:
(1) Niagara Mohawk and National Grid may establish a single master trust, with separate segregated sub-trusts for New York and New England retirees, as long as a complete separate accounting can be made for the Niagara Mohawk sub-trust; and
(2) a National Grid subsidiary incorporated in Massachusetts "will be permitted to manage the pension/OPEB plans subject to...staff review as long as a separate, non-affiliated entity is handling the investment decisions pertaining to the plans" (ss.2.5.4). The Proposal states as well (ss.2.5.5) that Niagara Mohawk, its union, and individual retirees waive no rights under collective bargaining agreements or federal or state labor laws, nor do the provisions regarding retirees affect collective bargaining by Niagara Mohawk and its union on pension and benefit issues related to represented employees.

     Finally, Niagara Mohawk agrees (ss.2.6) to notify us before implementing any significant changes to the locations or means of delivery of services, including emergency response, associated with customer service functions; to maintain its corporate headquarters in Syracuse; to have its officers and the senior management team responsible for day-to-day operations in New York maintain offices within the State; and to maintain a level of workforce in the state sufficient to achieve customer service and reliability objectives.

Other Provisions

     The Joint Proposal provides that it shall not be deemed to constitute an admission by any party regarding any allegation in any proceeding; that the discussions that culminated in the Joint Proposal are to be regarded as privileged and without prejudice to the position of any party; that the proposal is explicitly conditioned upon our acceptance of it in its entirety and that each signatory may withdraw from it upon written notice to us in the event we do not accept it in its entirety; that if any of the Petitioners gives such notice, the Joint Proposal is deemed withdrawn; that disputes over the interpretation or implementation of the Joint Proposal that

CASE 01-M-0075

cannot be resolved informally may be referred to us; and that nothing in the Joint Proposal shall be construed to limit our authority to reduce Niagara Mohawk's rates in the event we determine, in accordance with the Public Service Law, that they exceed just and reasonable levels.

CASE 01-M-0075

STATEMENTS IN SUPPORT/24/

Petitioners

     Noting that both parties to the merger have exited or are about to exit the commodity market as well as the generation business, Petitioners explain that the purpose of the merger is not to increase market share in the commodity markets but to rebuild the economies of scale that have been substantially diminished by divestiture of generation. They argue that the larger organization will be able to provide more and better services at lower unit cost and that the Joint Proposal's rate plan will set the regulatory framework to allow those savings to be realized and to be allocated between the company and its customers. In Petitioners' view, the benefits to customers from the merger are substantial. Efficiency Gains and Synergy Savings are shared; a substantial amount of stranded costs are written off; and Electricity Rates are reduced. Service quality is maintained and improved; new services are introduced to encourage markets and help low income customers; and economic development programs are expanded. The natural gas delivery service rate freeze is extended. The Commission's regulatory authority over Niagara Mohawk is not impaired. The merger will result in lower rates, better service, and a return to financial health for Niagara Mohawk./25/

     More specifically, Petitioners cite, first, the rate plan's immediate reduction in electricity delivery rates and the ensuing rate stability, benefits they attribute to the efficiency gains and synergy savings and to the reduction of Niagara Mohawk's stranded cost recovery and its extension beyond the term contemplated by PowerChoice. The efficiency gains and synergy savings, estimated in the initial filing at about $150 million per year ($105 million allocated to Niagara Mohawk) were increased during the course of the negotiations to about $190 million, of

----------
24 Petitioners and Staff submitted the most comprehensive statements in support. In large part, those documents summarize the Joint Proposal while arguing its merits; in presenting the arguments, we will attempt to avoid reiterating the summary.

25   Petitioners' Statement in Support, pp. 4-5.
----------

CASE 01-M-0075

which about $141 million is allocated to Niagara Mohawk./26/ Petitioners note that the 50% allocation of net efficiency gains and synergy savings to Niagara Mohawk is consistent with, among other things, the PowerChoice decision, which allowed the company to retain 100% of the synergy savings from a merger for five years, and that Niagara Mohawk bears the risk associated with a failure to achieve the efficiency gains and synergy savings, which are reflected in rates regardless of whether they are achieved. (Though the company retains the right to file for new rates if an earnings shortfall threatens its financial integrity, by making such a filing it would compromise its right to retain any portion of the efficiency gains and synergy savings.) On the other hand, if synergy savings and efficiency gains exceed projected levels, customers can share in the additional benefits through the earnings sharing mechanism, the rate reopener credit, and the follow-on merger credit.

     Additional electric rate benefit cited by Petitioners include

     o exclusion from rates of the goodwill associated with the acquisition, of transaction costs, and of the agreed-upon Nine Mile Point write off;

     o resolution of CTC issues, including complete amortization, by the end of the rate plan term, of the fixed component of strandable costs;

     o resolution of all issues related to the variable cost component of generation-related stranded costs; and

     o a mechanism (the deferral account) that recognizes significant changes in costs and savings while maintaining rate stability.

     Petitioners point as well to provisions of the rate plan setting forth "several new and improved services and other features that are designed to enhance and maintain service to Niagara Mohawk's customers."/27/ They cite the service quality assurance program, with its penalties in the event Niagara Mohawk fails to meet specified standards and the review of the standards themselves in the third, sixth and tenth years of the rate plan; the enhancement of the

----------
26 These gains are estimated to phase in over time, as shown in Attachment 18 to the Joint Proposal.

27   Id., p. 33.
----------

CASE 01-M-0075

low-income customer assistance program; the continuation and expansion of economic development programs; and the significant commitment to furthering the development of renewable power markets and renewable power supplies in Niagara Mohawk's service territory. They cite, as "one of the key benefits of the merger and rate plan," its transmission planning and investment provisions, which "will enhance the opportunity to develop the necessary infrastructure to provide reliable service and efficient commodity markets "over the combined multi-state system and "help transmission customers evaluate opportunities and make new or further use of the system."/28/

     The electric commodity provisions of the plan, according to Petitioners, maintain and enhance the key features of current practice (most recently approved in the PowerChoice Year 4/5 Compliance Filing). Standard rate service customers will continue to be provided hedged service using the delivery cost adjustment, though the amount of available hedges will decline. Customer service back-out credits are specified for customers opting to buy electricity from another supplier, subject to modification in accordance with the decision in Case 00-M-0504. Several steps, noted above,/29/ will be taken to facilitate the development of competitive markets, and these steps, "together with the renewable marketing initiatives...provide an opportunity for customers to gain additional value on the commodity portion of their bills. The commitments go hand-in-hand with the commitments for transmission planning that will identify areas of congestion and devise ways to limit constraints so that lower-priced power can be delivered to all parts of Niagara Mohawk's service territory."/30/

                  With respect to gas delivery service rates, Petitioners explain that the Joint Proposal builds on and extends the current Gas Settlement. They go on to summarize the remaining provisions of the Joint Proposal, pointing, among other things, to the dividend limitations and the requirement or Commission approval of new services./31/ They assert that retiree protections are not diminished by the merger and that the Joint Proposal provides added

----------
28   Id., p. 40.

29 Petitioners refer here to standardized terms for retail access, the customer outreach and education program and incentive, and the market match program.

30   Petitioners' Statement in Support, pp. 42-43.

31   Joint Proposal, Attachment 23, pp. 3-5, 6-8.
----------

CASE 01-M-0075

benefits for retirees; they cite, among other things, the provision for a separate sub-trust subject to our audit.

     Petitioners conclude by reviewing the Settlement against the six considerations identified in our Settlement Procedures and Guidelines/32/ and arguing that the Joint Proposal warrants approval on all of those grounds. They contend, first, that the Joint Proposal is consistent with law and public in that it would reduce rates for delivery of electricity

          stabilize delivery rates over an extended period with limited opportunity for adjustment mitigate the volatility in commodity prices for small customers over a multi-year period mitigate stranded costs to a degree even beyond what we have advocated implement our goal of maintaining and improving customer service support the development of competitive markets through a variety of provisions support the policy favoring economic development

          support our goals related to environmental protection and energy efficiency in the context of reduced and stable rates harmonize with our policy of concern for economically disadvantaged customers

Petitioners recognize that the plan's ten-year term is unusually long but assert that its duration is critical to the achievement of its benefits and not inconsistent with any stated policy. Finally, they assert they are aware of no provision of the Public Service Law or any other statute that would prohibit or preclude adoption of the Joint Proposal.

     Second, Petitioners argue that the result produced by the Joint Proposal compares favorably with the likely result of litigation. They cite the number and range of signatories and numerous concessions made by Niagara Mohawk, including lower electricity delivery rates than initially proposed, a longer extension to the gas rate freeze, a more challenging service quality assurance plan than initially proposed, and a more generous earnings sharing mechanism.

----------
32   Case 90-M-0255, Settlement Procedures and Guidelines (issued March 24,
     1992), p. 30.
----------

CASE 01-M-0075

     Petitioners next assert that the Joint Proposal would balance the interests of customers and the utility, again citing the list of signatories and their breadth of interests. They maintain that the Joint Proposal will further the interests of all customer classes while allowing Niagara Mohawk to return to financial health.

     Next, Petitioners argue that there is a rational basis for approving the Joint Proposal, citing the principled discussions that preceded it, the large number of information requests responded to, and the thorough analysis of the rate plan that has been provided.

     Petitioners maintain as well that the record in the case is adequate to support a decision in favor of the Joint Proposal. While the Joint Proposal was arrived at without formal hearings or litigation, it is thoroughly documented through its attachments, which are tied back to the filing and workpapers.

     Finally, Petitioners note that the Joint Proposal is supported by a wide array of parties with interests that would otherwise be seen as adverse to one another.

Staff

     Citing many of the same features identified by Petitioners, Staff asserts that the Joint Proposal "protects ratepayers, is fair to investors, further promotes the Commission's competitive agenda, and produces results within the range of reasonable results had the case been litigated. Moreover, the Commission should give substantial weight to the fact the Joint Proposal reflects agreement by many normally adversarial parties."/33/ Staff notes that the Joint Proposal is offered as a complete package that is fair and equitable overall and that no term should be viewed in isolation. Citing the "resolution of outstanding issues" in ss.1.5, it sums up the Joint Proposal, "at its most fundamental level," as follows:

          The companies agree to reduced delivery rate levels for ten years. To accomplish this, they agree to write-off approximately $851 million of expected stranded costs. In exchange for these concessions, they essentially require that the Signatories agree to propose to the Commission two things: (1) that the Commission approve the merger, and (2) that the Commission commit to the proposed rate

----------
33   Staff's Statement in Support, pp. 2-3.
----------

CASE 01-M-0075

          levels that reflect all merger cost savings and that will recover all expected stranded costs that remain after the write-off. Section 1.5 addresses this latter commitment. Some stranded costs are fixed and known at this time (largely the costs of the MRA and the remaining nuclear book costs once the Nine Mile Units are sold). However, the extent to which existing hedge contracts are above or below market will depend upon future, unknown commodity prices. Further, Niagara Mohawk continues to bear the responsibility for managing the contract portfolio that hedges most customers' commodity costs. To the extent that Niagara Mohawk incurs new stranded costs due to uneconomic or imprudent actions (or inactions), the proposal does not guarantee a recovery of such costs. For example, if Niagara Mohawk were to purchase new hedge contracts, or buy-out old contracts, in an uneconomic or otherwise imprudent way, the proposal does not ask for a commitment to the recovery of those costs. Similarly, if Niagara Mohawk does not enter into new hedges, when doing so would have been more economic or otherwise more prudent than the alternative, the proposal does not commit to the recovery of these higher than necessary cost levels. Said simply, Niagara Mohawk continues to have the responsibility to ensure that its future decisions and actions lead to just and reasonable rates./34/

     Recognizing the electric rate plan's unusually long term, Staff contends the extended duration was needed to accomplish the significant rate reductions and stranded cost write-offs and that the plan incorporates numerous safeguards that allay concerns about the term. These include the earnings sharing mechanism, the various reopener provisions, the potential to modify the service quality assurance program, and the biennial resetting of the CTC to insure that rates are reasonably aligned with current commodity market prices. In support of the up-front reduction in electric delivery rates, Staff cites the stranded cost write-off and merger and efficiency savings on which it is predicated as well as the extent to which it exceeds Petitioners' initial offer, which Staff regarded as inadequate.

     Acknowledging that the many authorized deferrals may appear to offer too much protection to the company, Staff asserts that shareholders bear a large degree of risk through the stranded cost write-off and the imputation of yet-to-be-achieved synergy and efficiency savings and that only three of the 20 deferral items put ratepayers alone at risk of incurring material

----------
34   Id., pp. 28-29 (emphasis in original).
----------

CASE 01-M-0075

costs. More specifically, Staff notes that six of the deferrals (the existing deferral balance, service quality penalties, excess earnings sharing, new services and royalties, follow-on merger credits, and credits for a delay in the effective date) can benefit only ratepayers, by reducing future rates. Another six (tax and accounting changes, legislative or regulatory changes, SIR costs, economic development fund, fossil/hydro/nuclear stranded cost mitigation, and pension and OPEB expense) are symmetric, having the potential either to raise or lower rates. Of these, the first three continue deferrals allowed for in PowerChoice; the economic development fund will inure to the benefit of all customers by stabilizing or improving the economy; the stranded cost mitigation deferral is needed to follow through on the ratemaking terms of the settlements related to the sale of Niagara Mohawk's generating facilities; and the pension and OPEB deferral is required by our Policy Statement. Five of the deferrals (the renewables cap, incremental expenses associated with the customer outreach program, religious rates, major investments in the final four years of the plan period, and loss of revenue from changes to rules 12, 44, and 52) can result only in added costs to ratepayers, but Staff asserts those costs are not expected to be material and will be partially offset by benefits associated with the programs. Finally, three deferrals (extraordinary inflation, extraordinary storms, and customer service back-out, metering, and billing credits) have the potential to result in material added costs to ratepayers. Staff notes, however, that ratepayers' exposure is minimized with regard to inflation and storms by the imposition of high thresholds before any costs are actually deferred and that the customer service back-out, metering, and billing rates are required by existing orders. All-in-all, Staff believes the deferral mechanism ensures that neither the company nor its customers will be penalized by forecasts that are overly optimistic or pessimistic.

     Relying in part on a suitably adjusted discounted cash flow analysis of a proxy group of A rated utilities, Staff believes the plan's 10.6% return on equity to be reasonable in view of Niagara Mohawk's relatively low equity ratio and the risk assumed by shareholders under the rate plan. Staff goes on to note the substantial synergy savings and efficiency gains contemplated by the rate plan and the earnings sharing mechanism, which affords ratepayers a portion of any savings in excess of those forecast. It points out that the "deadband" in the mechanism (i.e., the authorization for Niagara Mohawk to retain all additional earnings between 10.6% and the sharing threshold of 11.75%) is similar to that found in other cases and affords Niagara Mohawk an incentive to cut expenses. The earnings sharing mechanism will be first applied four years into the rate plan, a measure consistent with the review of earnings over the

CASE 01-M-0075

entire duration of shorter rate plans and allowing Niagara Mohawk to incur its costs-to-achieve whenever they are most appropriate, without regard to the effect on earnings in any one year.

     Staff notes that the reduction in delivery rates has been allocated among service classifications in a manner designed, in general, to distribute the merger revenue reduction broadly across classes and to ensure that no customer receive a delivery rate increase. Within each service classification, monthly customer and demand charges remain at current levels and net delivery reductions are reflected in reduced volumetric charges; the only exception is the $5 reduction in the customer charge for the new low-income rate. Staff believes the proposed delivery rates equitably distribute merger benefits on the basis of the rates now in effect and that the rate designs within each service classification improve the alignment of rate elements with underlying costs.

     Staff sees the provisions for rate reviews during the term of the plan as embodying proper incentives. If such a review is conducted upon the complaint of a party, Niagara Mohawk's 50% share of projected merger savings cannot be considered, in the evaluation of the complaint, as contributing to any alleged excess return./35/ Staff regards this as a fair quid pro quo for the company's agreement to write off $851 million of stranded costs and recognize $152 million of up-front delivery rate reductions. Conversely, if the company makes a rate filing it will have to relinquish its share of net merger savings and that, together with its inability to reverse the stranded cost write-off, provides it a strong incentive not to file.

     Staff believes the proposed changes to Rules 12 and 52 will facilitate the economic evaluation of onsite generation and distributed generation options while still allowing reasonable and equitable recovery of the fixed costs of providing access to the delivery service system for customers with self-generation. The distributed generation pilot program and efforts with regard to IEEE Standard 1547 will similarly further the construction of distributed generation, and retail access programs will be enhanced by the efforts to reduce costs for and

----------
35 Staff's adds that nothing in this provision (ss.1.2.7) is intended to modify in any way ss.3.5 of the Joint Proposal, which recognizes our authority to reduce Niagara Mohawk's rates if we determine, in accordance with the PSL, that they are above just and reasonable levels. Staff's comment as here presented reflects the amendments submitted at the November 9 hearing as an agreed-upon resolution of CPB's challenge, in its reply comments, to the understanding of ss.1.2.7 conveyed by the original version of Staff's Statement in Support. (See Tr. 124-125 and Exhibit 10.).
----------

CASE 01-M-0075

improve service to marketers and suppliers throughout the Niagara
Mohawk/National Grid Systems.

     Staff notes that the Joint Proposal's service quality performance measures address all aspects of service. It cites, among other things, the provision for review and updating of the performance measures and the recognition that we have the authority to modify the program at any time if acceptable service quality is not maintained.

     With respect to gas matters, Staff notes that the extension of the rate freeze means that gas delivery rates will have remained unchanged for a full eight years, from December 1996 through 2004. It cites as well the continued incentives to gas safety, reliability, and increased customer understanding and participation in the competitive market. It asserts that the gas rate design modifications will provide for rates that more closely reflect costs and avoid cross subsidization among customers.

     As for the merger itself, Staff points to the many provisions (detailed in Attachment 23) intended to insure proper transactions between Niagara Mohawk and its new affiliates as well as proper competitive conduct. Staff cites as well the provisions regarding retiree benefits, asserting that the Joint Proposal, along with Petitioners' stated intent not to reduce retiree benefits, their track record of not having done so in the past, and their recognition of the adverse effect of any reduction on the morale of current workers, "provide a comprehensive package of protections that should greatly reduce, if not eliminate, retiree concerns about losing benefits. While this is not a lifetime guarantee or even a ten-year guarantee that benefits will not be reduced, no such guarantee would exist even absent the merger. The Joint Proposal fairly balances the retiree concerns with that of all ratepayers[,] as longer term guarantees could prove to be very costly to ratepayers."/36/

          In sum, Staff urges us to adopt the Joint Proposal in its entirety because it provides substantial and sustainable electric delivery rate reductions, supports the proposed merger with suitable ratepayer protection, strengthens Niagara Mohawk's customer service and reliability incentives, furthers the Commission's competitive agenda, expands the low-income customer program, promotes economic development in Niagara Mohawk's service territory, and extends the benefits of the gas rate and

----------
36   Staff's Statement in Support, p. 35.
----------

CASE 01-M-0075

          restructuring agreement. The Joint Proposal is the product of extensive negotiations, and is endorsed by many parties representing a broad array of interests./37/

CPB

     CPB states that the Joint Proposal satisfies the settlement guidelines and achieves each of CPB's objectives in the proceeding; it defines those objectives as "to ensure that Niagara Mohawk's rates are just and reasonable, and to secure rate relief, rate stability, and other benefits for Niagara Mohawk's customers and New York's economy while furthering the development of retail access."/38/ CPB asserts that the Joint Proposal provides savings to customers that compare favorably with the likely outcome of a fully litigated proceeding; is nevertheless fair to investors; is consistent with the social, economic, and environmental policies of the State; and is supported by diverse parties with adverse interests.

     More specifically, CPB notes that the electric delivery rate reductions over the term of the plan are among the largest resulting from any settled or litigated proceeding involving a New York State energy utility. They will provide needed rate relief for consumers while making Niagara Mohawk's service territory more attractive to businesses, thereby expanding employment opportunities. It cites as well, among other things, the stranded cost write-off and resolution of issues, the continued offering of hedged commodity service to residential customers, the low-income program, the service quality program, (which ensures that cost savings are not achieved in a manner that degrades the quality of service), and the competitive enhancements. It regards the freeze on the customer charge for residential customers through December 31, 2005 as a benefit to low-use customers, and it notes with favor provisions ensuring that Niagara Mohawk will maintain an adequate workforce in New York State while still providing it the flexibility to integrate operations with National Grid. Like Staff, CPB recognizes the unusually long term of the agreement, but it notes the reopener and adjustment provisions that preserve flexibility through that term as well as other provisions whose benefits render a ten-year rate plan acceptable in the broader context.

----------
37   Id., p. 38.

38   CPB's Statement in Support, p. 2.
----------

CASE 01-M-0075

Multiple Intervenors

     Multiple Intervenors point to the extensive work effort through which numerous parties representing diverse interests were able to resolve issues that at first appeared insurmountable. They regard the synergy savings and their sharing with ratepayers as in the public interest, cite various provisions that allay the concern they might otherwise have had about the long duration of the plan, and emphasize the stranded cost write-off and the completion of fixed stranded cost recovery by the end of the plan's term.

     Multiple Intervenors regard as particularly important the resolutions reached with respect to Rules 12, 44, and 52. In their view, existing Rule 12, effectively allowing Niagara Mohawk to recover non-commodity lost revenues from a customer choosing self-generation, renders uneconomic the vast majority of self-generation opportunities. The Joint Proposal replaces that rule with a cost-based standby service rate based on generic policies established in Case 99-E-1470 and sets forth a detailed schedule for implementing those rates. Rule 44 allows Niagara Mohawk to recover non-commodity lost revenues if the customer changes voltage levels; Multiple Intervenors would have preferred to see the rule repealed but is satisfied with the Joint Proposal's preservation of parties' rights to advocate such repeal.

     Rule 52 allows Niagara Mohawk to recover, in the form of a lump-sum exit fee, non-commodity lost revenues if a customer takes electric service from a third-party generator or municipal utility. In Multiple Intervenors' opinion, it thereby renders the vast majority of such service offerings uneconomic. The Joint Proposal exempts from the rule customers receiving service from a third-party generator if the generating capacity is installed after the effective date of the Joint Proposal, is located on the customer's property or immediately adjacent, and is used to serve that single customer; it also permits parties to advocate further modification or elimination of the rule. Multiple Intervenors implies that it would prefer elimination of the rule in toto, but it regards the Joint Proposal's treatment of the matter as salutary in that it affords Niagara Mohawk's customers choices already enjoyed by customers of other utilities, promotes economic development efforts, and "recognize[s], at least implicitly, that the circumstances which lead to the adoption of Rule 52 (e.g., Niagara Mohawk's dire financial condition) have

CASE 01-M-0075

altered. . . . Taken together, the provisions of the Joint Proposal pertaining to Rules 12, 44 and 52 are in the public interest and are strongly supported by Multiple Intervenors."/39/

     Multiple Intervenors also favor the Joint Proposal's resolution of various issues pertaining to customers with negotiated contracts. These include the authorization to return to tariff rates under certain circumstances and to select the expiration date for certain contracts within a limited election period, thereby maximizing customer options while affording Niagara Mohawk a desired degree of certainty; and the affording of new pricing options for contract customers served under Rule 46, system average pricing.

     In addition, Multiple Intervenors favorably cite the Joint Proposal's terms promoting retail access, extending the gas rate freeze, expanding economic development programs, freezing NYPA delivery rates, implementing incentive mechanisms to guard against degradation of reliability and service quality, and resetting the CTC biannually.

Clean Energy Intervenors

     Clean Energy Intervenors describe their goal in the proceeding as "to ensure that the proposed merger . . . will be in the public interest relative to the need for expanded clean energy options for electric customers." They "support the proposed settlement because it contains provisions to promote development of energy efficiency services, availability of renewable energy supply[,] and development of competitive markets for energy efficiency services and renewable generation sales."/40/ In their view, the Joint Proposal will serve the public interest by increasing renewable energy generation in and around Niagara Mohawk's service territory; making it easier for customers to choose renewable energy as part of their electric services; continuing the availability of energy efficiency information and services to all customer classes; and requiring examination of whether rate structures contain economic disincentives to the support of energy efficiency services and clean distributed generation. They regard these components of the Joint Proposal as important to overcome a number of obstacles to the expansion of renewable energy resources, energy efficiency service, and green marketing. Clean Energy Intervenors go on to summarize in some detail the provisions of the Joint Proposal

----------
39   Multiple Intervenors' Statement in Support, p. 7.

40   Clean Energy Intervenors' Statement in Support, p. 1.
----------

CASE 01-M-0075

related to the renewable energy marketing and billing program, energy efficiency and renewable energy information, power purchases from renewable generators, promoting wind power resources on the Tug Hill Plateau, identification of disincentives to energy efficiency and renewable energy development, and protection of the Moose River Recreational river corridor. They urge approval of the Joint Proposal.

PULP

     PULP supports the Joint Proposal "because of the significant benefits that its implementation will provide for residential customers, and for low-income consumers in particular, over the term of the agreement."/41/ PULP cites, as important to its interests, the Joint Proposal's provisions for rate stability for residential customers, a low-income rate, hydropower allocation, and earnings sharing.

     With respect to rate stability, PULP notes the risk of volatile commodity prices associated with greater reliance on deregulated wholesale markets and the special burden that volatility may impose on low income customers. It therefore values the Joint Proposal's provisions for continued hedged service to these customers.

     In addition to establishing an electric low income rate, which PULP regards as a "major step forward," the Joint Proposal preserves what PULP characterizes as Niagara Mohawk's existing "excellent, targeted low-income program."/42/ PULP states that "with the incorporation of the low-income rate in its rate design, [Niagara Mohawk] may have the most complete package of assistance programs for low-income customers of any of New York's utilities."43

     With regard to hydropower allocation, PULP notes that the Joint Proposal does not alter the existing method of distributing hydropower benefits on a per-kWh basis rather than a per-customer basis, which thereby favors high usage customers and frustrates the overall goal of promoting conservation. Nevertheless, the Joint Proposal contemplates commencement of discussions looking toward what PULP regards as a better method for distributing these benefits.

----------
41   PULP's Statement in Support, p. 1.

42   Id., p. 3.

43   Id., p. 4.
----------

CASE 01-M-0075

     Finally, PULP regards concerns about the unusually long term of the plan as allayed by its rate stability and its earnings sharing provisions.

Ski Resorts Coalition

     The Ski Resorts Coalition cites the economic pressures on its industry and its consequent interest in reducing its significant energy costs. Its particular interest in the proceeding related to Rules 12 and 44, which it opposes, and it regard the Joint Proposal's resolution of Rule 12 issues as favorable. While the coalition would have preferred elimination of Rule 44, it regards the Joint Proposal's disposition of the issue--preserving the parties' rights to continue to advocate modification or elimination of the rule--as reasonable. It urges adoption of the Joint Proposal without modification.

Small Hydro Group

     The Small Hydro Group favors the Joint Proposal as long as the pricing provisions in Attachment 20, ss.4.0 "are not considered to be in addition to or in lieu of the pricing available to qualifying facilities under the Public Utility Regulatory Policies Act of 1978 (PURPA)." In addition, it notes the FERC's anticipated rulemaking for standardized interconnection agreements with small power producers and urges us to undertake a similar review; and it suggests that the Joint Proposal's provision with regard to IEEE Standard 1547 be expanded to include all generators interconnected with Niagara Mohawk. On the premise that the Attachment 20 pricing provisions are not a replacement for PURPA pricing, the Small Hydro Group supports the Joint Proposal.

Chittendon Falls Hydro Power

     Chittendon Falls supports the Joint Proposal subject to the same understanding with respect to PURPA pricing. In addition it expresses its hope that following approval of the merger, attention will be directed to the petition filed by Chittendon Falls in Case 01-E-0769.

IBEW Local 97

     IBEW Local 97 believes that the Joint Proposal "provides a fair and reasonable balancing of benefits and burdens to ratepayers, shareholder and other parties' interests."/44/ It

----------
44   IBEW's Statement in Support, p. 1.
----------

CASE 01-M-0075

cites numerous specific elements of the Joint Proposal that enter into that balancing and emphasizes, from its point of view, the importance of looking toward negotiations to avoid the need for layoffs. It cites as well the provision for including in negotiations the terms of an early retirement program, enhancements to existing separation plans, a voluntary separation plan, and retraining programs. It also notes that the Joint Proposal does not affect collective bargaining rights and that the provision requiring compliance with the Statement of Policy on Pensions and OPEBs means that the company would realize no profit from changes to retirees' benefits, thus reducing any incentive to make such changes. The Union urges adoption of the Joint Proposal as soon as reasonably possible in order to facilitate the closing of the merger and thereby serve the best interests of the company's employees and ratepayers.

E Cubed Company and Joint Supporters

     E Cubed, having participated on behalf of distributed generation interests, cites favorably the provisions for a distributed generation pilot program, the ongoing review of interconnection standards, and the treatment of Rules 12, 44, and 52. It believes the Joint Proposal will provide new opportunities for the distributed generation industry.

                PARTIES' COMMENTS, REPLY COMMENTS, AND BRIEFS/45/

     The comments, almost all in opposition to the Joint Proposal (the sole exception is IPPNY, which neither supports nor opposes it), generally raise well-defined issues; only AMP expresses overall concerns about the adequacy of the basis for the Joint Proposal, but it, too, seems primarily concerned about the specific matter of exit fees and Rule 52. The Attorney General, though acknowledging that the Joint Proposal "contains some very good features,"/46/ calls for a series of basic modifications that would have to be made before it could be found to be in the public interest. The remaining comments deal with a limited number of specific issues of interest to the commenting party. The replies by Petitioners and Staff/47/ are directed to the issues identified, and this section of the opinion likewise is organized by issue rather than by party.

----------
45 In this section, we review the formal comments submitted by active parties to the proceeding. Public comment is discussed below.

46   Attorney General's Statement, p. 2.

47 The only other party filing reply comments is CPB; the resolution of its disagreement with Staff's reading of one provision of the Joint Proposal has already been noted.
----------

CASE 01-M-0075

Retirement Benefits

     Mr. Joseph Cleary, a retired Niagara Mohawk attorney, participated in the proceeding on his own behalf and on behalf of a group of Niagara Mohawk retirees./48/ In his statement he strongly objects to the Joint Proposal, suggesting that the merger is motivated by an interest in acquiring and diverting Niagara Mohawk's nearly $2 billion of pension trust funds together with the stream of revenues that supports pension benefits./49/

     Asserting that the employee benefit plans are funded through Niagara Mohawk rates, with Niagara Mohawk serving as a fiduciary, Mr. Cleary contends the Joint Proposal would make National Grid the fiduciary, subject the funds to Massachusetts Law rather than that of New York, and divert them to the production of dividends for investors in England./50/

     Mr. Cleary goes on to argue that retirees are threatened by the prospect that their pension assets, funded by ratepayers, will be sold and an annuity purchased. Although Federal law (ERISA) permits use of such annuities, they are not insured by the Pension Benefit Guarantee Corporation and often funded by low value investments. Mr. Cleary takes Staff to task for supporting the future potential annuitization of benefits, contending that doing so provides value to the merging companies but not to their ratepayers or retirees.

     Despite the Petitioners' commitment in the original Merger Agreement not to reduce benefits for two years after the merger (extended by the Joint Proposal to four years), Mr. Cleary notes that ss.7.9 of the Merger Agreement permits Niagara Mohawk's benefits plans,

----------
48 The number of retirees represented by Mr. Cleary has changed over the course of the proceeding. In his initial comments, he refers to 1,300, but his amended comments claim only 75, comprising himself and the 74 who have signed letters asking him to represent them. In addition, we have received numerous letters from retirees raising similar concerns. Other groups of retirees, including all seven retiree clubs, support the Joint Proposal. (There appears to have been some movement of retirees between the two positions; three of the retiree clubs signed on to the Joint Proposal during the comment phase.) Regardless of the precise number of retirees represented by Mr. Cleary, or sharing his views, this segment of retiree opinion is entitled to full consideration.

49 In his amended statement, Mr. Cleary moderates his opposition, suggesting he would not oppose the merger if his concerns were satisfactorily addressed.

50 Mr. Cleary's Statement in Opposition, p. 11 (footnote citing to attached news stories regarding increased dividends omitted).
----------

CASE 01-M-0075

agreements, or arrangements to be merged into or replaced by those of National Grid subsidiaries. Mr. Cleary takes that provision as meaning that "benefits plans will be terminated, changed, and merged and the funds will be shifted in a magical shell game."/51/ He suggests that New York ratepayers will thereby come to subsidize rates in other states and that approval of the merger "would raise constitutional issues--revoking prior Commission action, discrimination against the elderly, authority to subsidize rates in another state, and equal protection of these retirees under the law, among others. . . . It would rank as probably the only case in the United States where a governmental body joined a private party in seizing current retirees' assets."/52/ Mr. Cleary goes on to describe the retirees, noting their contribution to Niagara Mohawk and their current age and, for some, infirmities.

     Mr. Cleary proposes creation of a structured rate package of retirement benefits for employees who retired between January 1, 1989 and July 1, 1998, and he contends that the package would not increase rates inasmuch as adequate funding is in place if it is not manipulated for other purposes. The package would have a 20-year term and a definite number of beneficiaries,/53/ and the funds would be spun off in separate sub-trusts under management selected by the retirees and the Commission. Mr. Cleary asserts that his proposal is consistent with the Statement of Policy on Pensions and OPEBs and that the Policy Statement should not be waived for the benefit of the Petitioners. Mr. Cleary takes no comfort from the statement that Petitioners have no present intention to reduce benefits, discredits the reference to National Grid's "track record" in the United States, and regards the retiree advisory committee as nothing more than "colorful wallpaper."

     Finally, Mr. Cleary argues that Staff ignored his request that the Department of Public Service find and determine a series of facts related to the pensions and to the structured package of benefits he proposes, and he renews those requests.

----------
51   Id., p. 20.

52   Id., p. 21.

53 In his amended statement, Mr. Cleary suggests the package would be limited to the 75 retirees he represents.
----------

CASE 01-M-0075

     Petitioners respond that most of Mr. Cleary's concerns, which had been raised by retirees at the start of the proceeding, have been addressed in the Joint Proposal as a result of retirees' active participation in the negotiations. They cite the agreement to follow the Statement of Policy on Pensions and OPEBs, which means that changes in pension an benefit expenses will not affect profits; the agreement to maintain separate sub-trusts subject to our audit and not to annuitize pensions without our approval; and the commitment not to reduce the economic value of benefits and coverage for four years. Petitioners assert that the Joint Proposal's protections for retirees exceed those under existing contracts and under state and federal law and note that most retirees support the Joint Proposal.

     Staff responds to similar effect but in greater detail, charging that Mr. Cleary's comments contain "erroneous, misleading and disingenuous statements."/54/ These include the unfounded charges of age discrimination and denial of equal protection; the allegation that the trust funds, which can be used only to fund pension and OPEB costs, are being given to National Grid to do with as it pleases; the claim that the benefit funds are fully funded; the argument that we have approved the level of benefits; and the assertion that the Joint Proposal waives all of the provisions of the Statement of Policy. Staff explains the flaws in each of the assertions and notes, among other things, that the New York and New England sub-trust assets cannot be merged or transferred without our approval; that we retain jurisdiction; that New York ratepayers will not pay retirement costs for National Grid's other subsidiaries; and that the Joint Proposal, though providing some flexibility to change future benefits (in accordance with a specific process) if circumstances so warrant, does not seek to reduce or eliminate benefits. Staff charges as well that it is Mr. Cleary's proposed benefit plan that would single out one group of retirees for special treatment and impose on ratepayers the cost of providing it. Noting that the Commission has never approved a guaranteed level of benefits for ratepayers to finance, staff concludes that

          The rights that the Niagara Mohawk retirees have prior to the merger are the same rights that they will have after the consummation of the merger. The merger and the Joint Proposal do not diminish any rights that retirees or employees have under federal or state laws or though other contracts, such as collective bargaining agreements./55/

----------
54   Staff's Reply Comments, p. 13.

55   Id., p. 19 (emphasis in original).
----------

CASE 01-M-0075

Basis for the Joint Proposal

     AMP broadly challenges the process that culminated in the Joint Proposal, contending, among other things, that there is no record on which the Joint Proposal and its claimed balancing of competing interests may be assessed. It argues that none of the documents disclose National Grid's activity in neighboring states, through which, it asserts, "National Grid seeks to manage the Alliance RTO now forming in the Midwest, while simultaneously owning transmission facilities certain to play a major role in New York and the New England ISOs or a prospective northeastern RTO."/56/ Noting Petitioners' reference to the economies of scale available through the horizontal combination they are proposing, it charges that Niagara Mohawk's customers, having endured the high rates of a vertically integrated monopolist, "are now being asked to accept a horizontal monopoly as the remedy for the loss of 'scale economies' in the generation business."/57/ It contends that the rate plan, unlike the first three years of PowerChoice, does not freeze electric rates, that PowerChoice itself did not achieve its professed goal of restoring Niagara Mohawk to health and that the new plan is simply another scheme to avoid bankruptcy, that Petitioners' unspoken goal is to enhance their grip on revenues, and that the CTC and Rule 52 exit fee will keep customers connected to Niagara Mohawk's wires, "thereby strengthening the horizontal monopoly now spreading across the Northeast."/58/

     Questioning the adequacy of the basis for the Joint Proposal, AMP notes the Petitioners' comment that underlying facts and documentation have been made available to the parties through discovery but asserts that none of the discovery responses were referred to in the Joint Proposal or in the Statement in Support. It charges that interrogatory responses were of little help in understanding the bases for predictions or the assumptions on which judgments depend, and it contends that pertinent information about such matters as the performance of National Grid's newly acquired properties in other jurisdictions and the allocation of resources and operating costs have not been provided. It complains that the Joint Proposal "was assembled behind closed doors in a manner reminiscent of the process by which PowerChoice was

----------
56   AMP's Comments, p. 2.

57   Id., p. 3.

58   Id., p. 4.
----------

CASE 01-M-0075

fabricated."/59/ It urges "a rigorous inquiry into the data, assumptions, predictions and promises held out by the Petitioners through public, evidentiary hearings."/60/

     AMP also challenges the premise that the rate plan will provide price stability for ten years, noting the large number of potential adjustments. It contends as well that various thresholds and benchmarks in the plan--such as the limitation on the deferral account or the cost cap on the customer outreach and education program--lack any support and that the synergy savings, efficiency gains, and costs to achieve are a "house of mirrors" with numbers that have changed during the course of the process./61/ Similarly, it asserts that the rate plan's provisions for updating the CTC biennially fail to specify the method that will be used to form a reasonable estimate of market prices.

     Petitioners respond that the filing contains adequate information to address AMP's concerns (including its request for recalculated exit fees, which are being provided, as noted below, in another proceeding) and that the issues are focused. Staff notes that the Joint Proposal is constructed in the same manners as others that have come before us and has at least the same amount of supporting documentation. Staff adds that much of the detail sought by AMP was laid out during the negotiations that culminated in the Joint Proposal and that AMP chose not to participate fully in them.

Term of the Plan

     The Attorney General objects to the ten-year term of the Joint Proposal's rate plan, noting the substantial changes that can occur over such a long period and expressing doubt that the Joint Proposal's adjustment mechanisms will adequately "send customers the appropriate price signals, pass along power and fuel cost savings, and moderate rate changes so that customers can make rational choices about their use of electricity."/62/ He proposes, instead, a term of three years.

----------
59   Id., p. 12.

60   Id.

61   Id., pp. 10-11.

62   Attorney General's Statement, p. 10.
----------

CASE 01-M-0075

     Petitioners and Staff respond that the ten-year term is an integral part of the package deal and is needed to realize the savings contemplated by the merger; Staff suggests that a shorter term might necessitate rate increases. They note the upfront, guaranteed benefits to ratepayers and the many adjustment provisions, some one-way in favor of ratepayers, that can address developments over the course of the ten-year term.

Treatment of Stranded Costs

     Contending that ratepayers should pay none of the Nine Mile Point stranded costs, the Attorney General argues that the Joint Proposal, despite its stranded cost write-off, nevertheless effectively imposes those costs on ratepayers by its novel authorization of a return on fixed CTC costs. The Attorney General estimates that the present value of the return on fixed CTC to be charged over the ten-year term of the rate plan approximates the written-off Nine Mile costs; suggests that return may be a substitute for the write-off, asserting that financial impact on customers is more important than accounting labels; and argues that customers should not be charged for stranded costs inasmuch as they did not choose to make the investments that are now stranded and incur the associated risk. He urges that we "approve the Joint Proposal only if the Return on Fixed CTC or any other substitute for stranded Nine Mile costs is eliminated, together with as much stranded Nine Mile costs as Niagara Mohawk can absorb without putting the company in financial jeopardy."/63/

     Petitioners and Staff challenge the premise that no return is now allowed on stranded costs, citing various cases in which we have allowed it. Staff adds that in one such instance--the recent approval of the Nine Mile Point transfer--we rejected similar arguments by the Attorney General against stranded cost recovery./64/ They argue as well that the overall result is fair and balanced, providing ratepayers an upfront benefit, allowing them to spread the remaining costs over time, and keeping the company from defaulting on underlying debt obligations. Petitioners note that the Attorney General's proposal would, in effect, more than double the write-off and undermine the economics of the merger, and Staff maintains the proposal would put the company in the financial jeopardy the Attorney General wants to avoid. Staff points out as well that the $851 million write-off should not be taken as a given to be built

----------
63   Id., pp. 6-7.

64   Case 01 - E-0011, supra, Order Authorizing Asset Transfer.
----------

CASE 01-M-0075

upon, as the Attorney General seems to imply, but is something obtained only as part of the package deal that makes up the Joint Proposal.

     In his post-hearing brief, the Attorney General distinguishes, on the basis of information adduced at the hearing, the orders cited by Petitioners and Staff as precedent for allowing return on stranded cost regulatory assets, arguing that they pertain to relatively small IPP contract buyouts. In contrast, the PowerChoice decision provided no return on the MRA contract buyout regulatory asset, which was much closer in size to the one at issue here. He notes as well statements in those orders that they are not precedential. In addition, the Attorney General argues that Staff has provided no analysis of the point at which denial of the remaining Nine Mile Point stranded costs (which amount to $220 million) or of a return on the regulatory asset would place Niagara Mohawk in financial jeopardy. In the absence of record support for staff's suggestion that additional write-offs or disallowances would impose such jeopardy, the Attorney General urges that the Joint Proposal either be modified to write off the remaining Nine Mile Point stranded costs and deny return on the regulatory asset or that it be remanded to the parties for further negotiations. AMP raises similar concerns in its brief.

     Petitioners argue in brief that the cited cases, even if distinguishable in some particulars, establish that allowance of a return on stranded costs is neither unlawful nor unprecedented. In addition, they object to the Attorney General's "financial jeopardy" standard, seeing no basis for it in law or sound ratemaking principles.

     Staff likewise argues that the "non-precedential" aspects of the orders related not to the concept of allowing a return on the regulatory asset but to the overall economics and percentage savings achieved by the IPP buyouts there at issue; and it contends as well that return on stranded costs has not been limited to small amounts, citing the recent Nine Mile Point transfer. It presents an analysis showing that over the term of the rate plan, the Joint Proposal's treatment of stranded costs, including a return on the unamortized balance, requires ratepayers to pay at least $313 million less on a net present value basis than they would pay under the PowerChoice arrangements. Staff explains that this is the result of the $851 million write-off provided for in the Joint Proposal and is reflected in the its reduction in the CTC rate component. Staff adds that the Joint Proposal, consistent with our settlement guidelines, "fairly balance[s] the protection of ratepayers, investor interests and the long term viability of the utility," which would

CASE 01-M-0075

not be true of the Attorney General's proposal to set the write-off "at the company's 'breaking point.'"/65/

Competition and Low-Income Program Incentive

     The Attorney General objects to the rate plan's use of an increased earnings sharing threshold as an incentive to the company's achievement of specified goals related to competition and low-income programs. He supports the performance incentive that penalizes a failure to achieve certain standards, noting that the activities involved there can be objectively measured. In contrast, the goals whose achievement would permit raising the sharing threshold are more difficult to measure, requiring surveys of customers and ESCOs, and "are not of sufficiently high value to customers to justify depriving them of over earnings which they would otherwise receive."/66/

     In response, Petitioners and Staff note that the incentives are realized only if earnings exceed 11.75% and point as well to the important policy objectives served by the activities being encouraged. Staff cites precedent for such incentives and argues, among other things, that the amount of the incentive is small in comparison to the benefits of meeting the goals.

Exit Fees, Rules 12 and 52, and Related Matters

     1.   Rule 52

     The Attorney General, AMP, and NFGDC argue that the Joint Proposal does not go far enough in modifying or ending the exit fees imposed pursuant to Rule 52. The Attorney General notes favorably the Joint Proposal's modifications to Rule 52, which eliminate the exit fee for certain individual customers, and urges extension of that benefit to municipalities. He asserts that exit fees erect a substantial barrier to leaving Niagara Mohawk's delivery system and sees no basis for treating municipal electric companies differently from other former Niagara Mohawk delivery customers.

----------
65   Staff's Brief, pp. 5-6.

66   Attorney General's Statement, p. 11.
----------

CASE 01-M-0075

     AMP suggests that Rule 52 is concerned not so much with the loss of load as with reducing competition from entities such as municipalities--something important to "a merger partner whose asserted interest is expanding the geographic scope and profit opportunities from managing the wires and delivery business."/67/ In its view, the Joint Proposal's changes to Rule 52 pose an even greater obstacle to municipal ownership than does the existing rule, by allowing for Niagara Mohawk to forgo collecting exit fees from customers whose electric service requirements could make municipalization more economic. Unless approval of the Joint Proposal is conditioned on the removal of Rule 52, AMP warns, the Joint Proposal will exacerbate the problem and likely lead to the extension of Rule 52-type protections into New England, where they do not now exist. Though preferring revocation of Rule 52, AMP asks that Petitioners be required to furnish a revised calculation of the exit fee that would be imposed on the 21 communities within AMP were they to withdraw from the Niagara Mohawk system, including workpapers and a possible conference. It suggests that ESCOs and power marketers are treated more favorably than municipalities, in that the Joint Proposal provides for meetings with Petitioners on how retail access will be provided./68/

     NFGDC objects to limiting the broadened Rule 52 exit fee exemption to individual customers, as the Joint Proposal would do. It asserts that the limitation unlawfully discriminates against smaller customers for whom the installation of distributed generation would make economic sense only if they did so as a group. It suggests that the exemption of a single large customer from the exit fee will produce an even greater revenue loss than the exemption of a group of small customers and that other possible reasons for the limitation--such as concern about customer installation of distribution systems--are not properly addressed by an exit fee even if valid. It therefore offers an alternative Rule 52 revision that would permit a group of customers located either on contiguous properties or within a half mile radius to build or obtain distributed generation from a third party, thereby avoiding the assertedly unlawful discrimination in the Joint Proposal's rule revision.

     NFGDC's preference, however, is total elimination of the Rule 52 exit fee. Because of the manner in which the exit fee is calculated, it contends, the Joint Proposal's

----------
67   AMP's Comments, p. 5.

68   Id., p. 12.
----------

CASE 01-M-0075

extension of the CTC beyond the duration contemplated by PowerChoice has the effect of making the exit fee more onerous, thereby harming customers required to pay it (in contrast to the customers remaining on Niagara Mohawk's system, who may benefit from the Joint Proposal's rate reduction). In addition, NFGDC argues, the exit fee harms economic development and competition more than Niagara Mohawk would be harmed by its elimination, given the relatively small number of customers likely to exit the system; it may cause customers interested in installing distributed generation to move away in order to avoid the fee; and the exit fee formula is designed to recover not only stranded costs but Niagara Mohawk's entire revenue requirement for the remaining years during which the CTC would be charged to the existing customer. Beyond that, it fails to take account of the system benefits produced by distributed generation, which reduces Niagara Mohawk's costs. NFGDC therefore urges us to "use the opportunity of the merger to eliminate the exit fee and to encourage distributed generation and the economic developments that such installations may generate."/69/

     In response, Petitioners and Staff stress the purpose of Rule 52:

          to discourage total bypass of the company's retail distribution services and charges where such bypass is not economic from society's standpoint and, therefore, amounts only to the shifting of costs from one group of customers to another./70/

Petitioners argue that such uneconomic bypass is distinct from true competition and harmful to the public interest, and that Rule 52 promotes our policy of promoting universal, affordable service through geographic rate averaging by discouraging municipalization intended to avoid that averaging. They charge that the Attorney General, AMP and NFGDC "complain that enforcement of [the policy against uneconomic bypass] constrains customers' ability to act in their self-interest while giving no consideration whatsoever to the consequences they would impose on others and on society at large."/71/

----------
69   NFGDC's Statement in Opposition, p. 11.

70 Petitioners' Reply Comments, p. 8, quoting Case 99-E-0681, Niagara Mohawk Power Corporation - Village of Lakewood Transition Cost Obligation, Opinion No. 00-11 (issued September 11, 2000), p. 1.

71   Petitioners' Reply Comments, p. 9.
----------

CASE 01-M-0075

     Staff adds that transmission and distribution systems remain natural monopolies and that leaving a utility's delivery system has not been among the customer choices we have sought to promote. Municipalization, according to Staff, does not promote competition; it merely replaces a private regulated monopoly with a government owner. When that happens, the decline in revenues typically exceeds the costs avoided--a discrepancy particularly acute in Niagara Mohawk's case because of the magnitude of its non-avoidable stranded costs--and the Rule 52 exit fee simply ensures that the departing municipalities' fair share of those costs is not shifted to other ratepayers. (Staff supports AMP's request for a recalculation of the exit fees, but would have the calculation provided in the new proceeding recently established at AMP's request.)/72/

     Staff argues further that extending the new Rule 52 exemption to aggregations of smaller customers, as NFGDC urges, would increase the net revenue losses from which other ratepayers are protected by Rule 52. It disputes as well NFGDC's suggestion that the exit fee recovers Niagara Mohawk's entire revenue requirement, noting that the calculation excludes costs that are avoided when bundled service to the departing customer is terminated.

     In its post-hearing brief, AMP argues that issues related to the revenue effect of Rule 52 have not been addressed; that the hearing demonstrated the shaky economic basis for the rule; and that the proposed amendments, by selectively exempting only individual customers one at a time and precluding aggregation or departures to a new municipal system, are anti-competitive. It charges that the bases for the modifications were devised in secrecy and could not be examined. It contends as well that Staff's suggestion that we intended to advance competition with respect to commodity but not delivery is at odds with New York law on municipalization and with statements by former chairman Alfred Kahn regarding the benefits that result from the competition of public with private power./73/

     NFGDC similarly argues that evidence adduced at the hearing supports its view that the exemption should be expanded to groups of smaller customers, citing Staff's suggestion that customers with their own generation would likely remain connected to the system, thereby incurring standby charges that would limit Niagara Mohawk's exposure to substantial revenue loss. It suggests as well alternative ways to limit revenue loss, such as limiting the number of

----------
72   Case 01-E-1197, Alliance for Municipal Power - Request for Declaratory
     Ruling.

73   AMP's Brief, p. 7, citing Ex. 13, p. 5.
----------

CASE 01-M-0075

customer groups that would be permitted to bypass the system annually, and it contends that the exit fee as calculated pursuant to Rule 52 is excessive and not cost-based. It suggests, among other things, that many of the credits allowed as offsets in computing the fee will not be applicable to groups of smaller customers, and that the fee fails to reflect the various benefits of distributed generation. The fee itself, in its view, is contrary to our policy of promoting distributed generation.

     The Attorney General argues in brief that the record lacks evidence of the revenue loss, if any, that would follow on extension or abolition of the exit fee or of how such extension or abolition would not be in the public interest.

     Petitioners and Staff defend in brief the proposed modifications to Rule
52. Petitioners note that the modifications are part of a comprehensive settlement, representing a fine balancing of interests and intended to have only limited revenue and cost-shifting impact. The changes simply expand the current exemption for islanded self-generators to allow the customer to outsource its generation supply function; in contrast, exempting a group of customers would raise complex cost allocation, operational, and regulatory issues related to safety, customer protection, reliability, and service in the event the generator were permanently shut down.

     Staff likewise argues that only rarely will a single large customer isolate itself from the system, given the availability of new, cost-based standby rates and the opportunity, if interconnected, to participate in ISO-administered price-responsive load management programs. But if the exit fee exemption were extended to groups of smaller customers, those customers could derive "significant (unwarranted and uneconomic) benefits...at the expense of the utility and its remaining ratepayers," and customers would be inappropriately encouraged to seek aggregated arrangements with new generators./74/ Meanwhile, in the more common connected situation, multiple customers behind a single generator would be treated by the new standby rates as a single on-site load. As a result, they would provide less revenue under the standby rates than they would as individual standby customers, and the relationship between the delivery revenues lost and the standby revenues gained would be distorted.

----------
74   Staff's Brief, p. 6.
----------

CASE 01-M-0075

     Staff adds several comments or clarifications on statements in the record. Among other things, it asserts, with respect to the economics of bypass, that "if the community can produce net economic savings, even after considering (paying) the exit fee, then and only then is the municipalization good (i.e., economic) for society."/75/

     2.   Distributed Generation and Standby Rates

     With respect to distributed generation generally, NFGDC asserts that its interest in the proceeding "is to ensure that its customers and potential customers in western New York have a fair and reasonable opportunity to install distributed generation."/76/ It maintains the Joint Proposal as written fails adequately to extend to all customers the potential benefits of distributed generation.

     In this regard, NFGDC urges, first, confirmation of its understanding that the Joint Proposal (ss.1.2.17.1) means that the new rule to be adopted to implement our Standby Rates decision will replace the present Rule 12. (In response, petitioners offer that confirmation.) Beyond that, NFGDC urges that the rates for standby service not be inconsistent with the costs recovered from customers who have bypassed Niagara Mohawk and that, if exit fees are not eliminated, they be reexamined in that light in the Standby Rate proceeding. It regards that consistency as needed in order to avoid false economic signals that could skew a customer's decision between the alternatives of taking standby service (which involves a reduction in the degree of reliance on Niagara Mohawk) and bypassing (which totally ends reliance on Niagara Mohawk). It sees no reason for exit fees associated with bypass to be disproportionately greater than rates for standby service.

     NFGDC likewise questions the adequacy of Niagara Mohawk's commitment to a distributed generation pilot project, contending that the Joint Proposal provides only for a two-year pilot in which Niagara Mohawk will consider issuing up to two requests for proposals and then only if distributed generation would defer traditional investments in an amount exceeding $750,000 per project. NFGDC urges, instead, that Niagara Mohawk be required to issue at least two RFPs per year and that it report on the success of the pilot with recommendations concerning

----------
75   Id., p. 8 (emphasis added).

76   NFGDC's Statement in Opposition, p. 2.
----------

CASE 01-M-0075

further steps. Citing the benefits of distributed generation, it urges that Niagara Mohawk be required to report periodically on why distributed generation was not used to replace or defer each transmission or distribution system project costing more than $750,000, and it offers to work with Niagara Mohawk to evaluate potential distributed generation projects with the goal of reducing or eliminating transmission and distribution congestion. It urges us to make sure that Niagara Mohawk does not favor distributed generation projects in its own gas division's service territory over those elsewhere and that at least one distributed generation project each year be in the service territory of a gas distribution company other than Niagara Mohawk.

     Finally, NFGDC notes that the Joint Proposal identifies only rate discounts as a specific means of encouraging economic development and urges consideration of other steps, such as grants to offset a portion of the costs of distributed generation facilities. It asserts that businesses and agencies have encountered difficulties in installing distributed generation as a result of Niagara Mohawk's tariff rules, and it calls for elimination of those obstacles.

     Petitioners respond that the NFGDC's various proposals disregard considerations of cost-effectiveness and constitute "transparent attempts to obtain uneconomic subsidies for [distributed generation]."/77/ Noting that we have considered and rejected similar arguments, they point out that utility economic development programs are not justified solely by their contribution to increased economic activity but must also retain or increase load on the utility's system, thereby spreading fixed costs over a broader base. Finally, they argue that policy issues such as these are better addressed in ongoing generic proceedings where they can be fully explored. Staff notes that the Joint Proposal's requirements with regard to considering distributed generation projects go beyond those of our recent order and that nothing in the Joint Proposal prevents future consideration of distributed generation as part of Niagara Mohawk's economic development activities.

     In a related matter, IPPNY notes the failure of its efforts to reach agreement with Niagara Mohawk on cost-based station power rates./78/ Because it could not yet tell, at the time comments were filed, whether our recent treatment of the matter in our standby rate order

----------
77   Petitioners' Reply Comments, p. 13.

78 Station power is the electric energy for heating, lighting, air conditioning, and office needs and to operate the electric equipment at a generating facility's site.
----------

CASE 01-M-0075

addressed its concerns, it declined either to endorse or oppose the Joint Proposal, but it expresses its willingness to work with Niagara Mohawk and other interested parties to develop cost-based, non-discriminatory station power rates. Petitioners respond that the Joint Proposal's procedures for compliance with our standby rate order should provide IPPNY an opportunity to air its concerns.

Rates for Deliveries of NYPA Power

     NYPAII argue that because the rate reductions under the Joint Proposal take the form of a lower CTC, they provide no benefit to the small group of delivery-only customers, like NYPAII's constituents, who purchase high load factor Fitzpatrick (HLFF) service from the New York Power Authority (NYPA) and are exempt from the CTC. These customers, they maintain, are denied any benefit even though the synergy savings underlying the rate reductions occur in delivery services; and the effect is compounded by the rate plan's long term, during which what NYPAII regards as its above-cost delivery rates and customer charges--increased to their current levels in PowerChoice, assertedly without any basis in the cost of serving these customers--will remain in effect. NYPAII ask that the rate plan be modified so that their delivery charges are reduced in proportion to the rate relief provided other customers and their monthly customer charge is reduced to the pre-PowerChoice level (from $1727 to $791) or, at least, set for examination in a new proceeding. They assert that their requested reductions would cost about $90,000 annually/79/ and provide them benefits reasonably comparable to those afforded other industrial customers not exempt from the CTC. They add that without these changes, the Joint Proposal, through its negative effect on NYPAII's constituents and their customers, would undermine the State's economic development objectives.

     Petitioners respond that under the Joint Proposal, the transmission rate for existing deliveries of NYPA power is frozen for the full term of the rate plan even though the underlying costs are rising and the transmission rate for other customers in the class will rise (offset by the CTC decrease). Customer charges for HLFF customers are likewise frozen at their current level, which is well below that paid by other customers in the class. NYPAII customers thus benefit from the Joint Proposal and, in Petitioners' view, are entitled to no more. Staff argues to similar effect, noting these customers' exemption from the CTC and arguing that their proposal would

----------
79   NYPAII's Statement in Opposition, p. 6.
----------

CASE 01-M-0075

afford them disproportionate benefits, unfairly shifting burdens to other customers who already pay more than they do. It challenges as well the premise that the rates are not cost-based and asserts that while "lower rates can further economic development, ... it must be done within the overall economic context."/80/

Environmental Commitments

     The Attorney General applauds the Joint Proposal's environmental provisions but urges inclusion of three additional items: providing a list of properties similar to the Moose River parcel that Niagara Mohawk would be willing to sell to the State; retiring sulfur dioxide allowances in addition to those Niagara Mohawk has already donated to the Adirondack Council for retirement; and undertaking to replace its vehicle fleet with super ultra-low emission vehicles and zero emission vehicles.

     Petitioners respond that the environmental programs in the Joint Proposal "are comprehensive and directed at Niagara Mohawk's role in the delivery business."/81/ They urge us to focus on those programs, rather than on others that might be added.

Mechanicville Hydro Station

     Fourth Branch, a co-licensee with Niagara Mohawk of the Mechanicville Hydro Electric Station, contends that the CTC is inflated by Niagara Mohawk's imprudent and wasteful practices with respect to that generating station. It asserts that Niagara Mohawk has not operated the Mechanicville Station since 1997 and is resisting Fourth Branch's efforts (in the context of an FERC proceeding on the fate of the station's license) to purchase Niagara Mohawk's interest in the project and restore it to operation. It objects to Niagara Mohawk's proposal to incur and pass on to ratepayers costs associated with converting the site to recreational, historical preservation, or other uses and contends that ratepayers would benefit from Fourth Branch owning and operating the Mechanicville project. It notes that the Mechanicville station is the last remaining generating asset owned by Niagara Mohawk and asserts that approval of the Joint Proposal without provision for divestiture of that plant would be contrary to the public interest.

----------
80   Staff's Reply Comments, p. 21.

81   Petitioners' Reply Comments, p. 12.
----------

CASE 01-M-0075

     Petitioners respond with background on both the FERC proceeding and a related, long-standing contractual dispute before the courts in New York (now set for trial in April 2002 on the two of Fourth Branch's 13 causes of action that have not been dismissed). Petitioners object to any action on our part with respect to the matter until both the FERC proceeding and New York litigation are resolved; Staff likewise believes the dispute should be resolved before FERC. Staff adds that, contrary to Fourth Branch's claim, none of these costs are in the Joint Proposal's rates; their ultimate disposition will be through the deferral provided for in ss.1.2.4.11.

                                 PUBLIC COMMENT

Public Statement Hearings

     Nineteen individuals spoke at the public statement hearings held in Albany, Syracuse, and Buffalo on November 5, 7, and 8, respectively. The speakers included representatives from a consumer group, environmental organizations, industries, commercial interests, retirees of Niagara Mohawk, a municipality (the City of Syracuse), and commercial property owners. Many supported the Joint Proposal; some criticized it. Some of the speakers represented parties to the proceeding who had already submitted statements in support or critical comments.

     The consumer group supporting the Joint Proposal noted that it would benefit low-income customers by stabilizing rates, establishing a rate discount, and allowing for increased allocation of hydropower benefits to low-income customers. The environmentalists pointed out that the Joint Proposal would promote green power, distributed generation, and wind power. In addition, it would obligate Niagara Mohawk to transfer to New York State a large parcel of land in the Moose River region, which would then fall under forever-wild protection. The industrialists favored the Joint Proposal's provisions ensuring that energy prices would be competitively priced, which they assert is essential if they are themselves to remain competitive in their respective industries.

     The commercial property owners criticized the Joint Proposal because they believe that their electricity rates will remain among the highest in the nation and because they would still be required to pay an exit fee if they were to leave Niagara Mohawk's system under certain circumstances. National Fuel Gas also objected to this exit fee requirement. One representative stated that Niagara Mohawk would continue to discourage load shifting because it would still not offer any rewards to customers who agree to shift their peak loads. Some retirees

CASE 01-M-0075

feared that in the future their pension and medical trust funds would be under-funded by the merged entity; others expressed concern about the possibility that the merged entity's corporate headquarters might be moved from Syracuse.

     The City of Syracuse urged attention to the need for clarity regarding duties and obligations pursuant to Niagara Mohawk's franchise from the City; to local economic issues related to employment and the downtown Syracuse commercial real estate market; and to the architectural asset provided to Syracuse by Niagara Mohawk's headquarters building. The City noted that it did not believe the merger was inadvisable, but that it wanted "to help make the transition a smooth one that will benefit Syracuse and the region in the long run."/82/

Other Comments

     Over the course of the proceeding, we received numerous communications from members of the public, businesses, and government officials. Most of the individuals writing were Niagara Mohawk retirees expressing concern about the fate of their retirement benefits under the Joint Proposal. Their views are reflected in the foregoing summary of Mr. Cleary's comments; in particular, they express concern about the possibility that their pensions may be annuitized and about their perception that the funds supporting their benefits may be diverted to improper, out-of-state uses. They emphasize the extent to which they depend on their pensions and benefits and strongly urge us to take that into account.

     The letters from businesses and government officials relate primarily to exit fee and distributed generation issues. They generally express concern that continuation of the exit fee would impede economic development and that the Joint Proposal does not do enough to facilitate and promote economically desirable distributed generation. The Village of Lakewood cites our statement, in an order growing out of its own exit fee proceeding,/83/ that we would conduct a limited reexamination of Rule 52 in Niagara Mohawk's next rate proceeding. Some writers express general concern about the economic effects of Niagara Mohawk's rate levels.

----------
82 Statement (November 7, 2001) by the Director of Operations, Office of the Mayor, City of Syracuse.

83   Case 99-E-0681, supra.
----------

CASE 01-M-0075

                            DISCUSSION AND CONCLUSION

Introduction and Method of Analysis

     Our settlement guidelines include, in the criteria for assessing a proposed resolution of a case, whether the proposal is supported by parties whose interests are usually adverse to one another's. The proposal here before us enjoys an exceptionally wide range of support from parties normally in conflict, but that is the beginning of our analysis, not its conclusion, and the wide support enjoyed by the Joint Proposal is noteworthy but not dispositive. In deciding whether to resolve the case in accordance with the agreeing parties' recommendations, we must not only consider the concerns raised by the objecting parties; we must satisfy ourselves that the terms of the Joint Proposal are in the public interest.

     The objections to the Joint Proposal are of two sorts. AMP and the Attorney General question the Joint Proposal in fundamental ways. AMP presses a global challenge to the negotiation process and its results, contending that the Joint Proposal is fundamentally unsupported and that we have no basis for regarding its provisions as reasonable. The Attorney General, though less sweeping in his objections (and acknowledging that the Joint Proposal contains some good features), nevertheless challenges a number of provisions that seem to lie at the heart of the parties' agreement, including the term of the rate plan and its treatment of stranded costs. In contrast, NFGDC, NYPAII, and Fourth Branch oppose the Joint Proposal because of the manner in which it treats specific issues of interest to them,/84/ and Mr. Cleary and Retiree Intervenors, in their amended statement, state that they are raising such issues but "are not opposed to the merger itself."/85/ We do not question the importance of these issues to the parties raising them, to the Joint Proposal's proponents, or to our public interest evaluation; and we recognize that the Joint Proposal is presented as an integrated whole./86/ But for purposes of analysis, it appears reasonable to consider first the Joint Proposal overall, including the objections raised to what appear to be its central elements, and then, if that examination suggests

----------
84 As a practical matter, AMP's objection may be of that sort as well, for AMP appears interested, despite its global criticisms, primarily in Rule 52 issues.

85   Mr. Cleary's Amended Statement, p. 2.

86   See ss.3.3.
----------

CASE 01-M-0075

the Joint Proposal may offer a reasonable basis on which we can decide the case, to consider whether any of the specific concerns warrant rejecting it or conditioning our approval.

The Joint Proposal Overall

     1.   Adequacy of the Record

     A threshold question, of course, is whether we have the information needed to evaluate the Joint Proposal. AMP asserts we do not and disparages the Joint Proposal as a "black box," but that is not a fair criticism. Petitioners' initial filing was accompanied by extensive documentation, as was the Joint Proposal, and the forecasts and calculations underlying the Joint Proposal's recommendations are fully set forth. Parties who chose to participate in the settlement negotiations were able to exchange and probe one another's information in that context; and, in proceedings following the submission of the Joint Proposal, witnesses sponsored by Petitioners and by Staff were made available for cross examination by all parties. AMP, among others, availed itself of that opportunity. Statements in support, comments in opposition, reply comments, and post-hearing briefs further elucidate the issues presented. The record is complete, and we are able to assess the reasonableness of the Joint Proposal and determine whether it serves the public interest.

     2.   The Merger

     Our review of the merger itself raises no concerns related to its effect on service and reliability or on the financial integrity needed to sustain them. In PowerChoice, we approved Niagara Mohawk's formation of a holding company structure, and there is no reason now to revisit that determination. The Joint Proposal presented here provides for a full array of protections analogous to those in PowerChoice; these include rules governing affiliate transactions (including a ban on Niagara Mohawk providing financial assistance to an affiliate), extensive cost allocation procedures to ensure that Niagara Mohawk's expenses are reasonable, standards of competitive conduct, and limitations on the dividends that may be paid to the parent entity (designed to ensure that Niagara Mohawk's capital structure remains appropriate to its business risk and including a requirement for our approval of any dividend payments if Niagara Mohawk's credit rating falls below investment grade). More specifically, National Grid is a eputable organization with extensive utility holdings and experience in providing retail service.

CASE 01-M-0075

Any concerns that might be raised about merging a New York utility into an out-of-state corporation are allayed by the commitments in the Joint Proposal to maintain Niagara Mohawk's in-state work force (including management responsible for New York operations) and headquarters./87/

     AMP suggests that the merger is intended to replace Niagara Mohawk's vertically integrated monopoly with a "horizontal monopoly now spreading across the Northeast."/88/ But while AMP may be dissatisfied with the Joint Proposal's treatment of exit fees--a subject we address below--it presents no basis for the broader concern it raises. Overall, the merger appears to provide an opportunity for significant, fairly generated efficiencies and savings, and the central issue it presents is whether customers will enjoy an adequate share of those savings. That, of course, is what the rate plan deals with, and it is the next question we consider.

     3.   The Rate Plan

     At the heart of the rate plan are the sharing between the company and ratepayers of the savings expected to result from the merger and the write-off of a significant amount of stranded costs. Those steps produce a significant up-front electric rate reduction, granting ratepayers substantial benefits even if the savings are not in fact realized. If savings above those anticipated are realized, ratepayers share in them as well, through the earnings sharing mechanisms. These terms of the Joint Proposal are well documented, and their endorsement by Staff, CPB, PULP, and Multiple Intervenors, among others--parties that would be expected to challenge the company's rate levels, from varying perspectives, in a litigated proceeding--suggests a fair allocation between company and customers of both the savings themselves and the risk that they may not be achieved.

     The Attorney General, as noted, objects to what he sees as the Joint Proposal's reimposition on ratepayers, via a newly-authorized return on fixed costs in the CTC, of the costs they avoid through the stranded cost write-off. He objects in principle to the imposition on ratepayers of any stranded costs. But as Petitioners and Staff correctly respond, we have rejected the argument that ratepayers should bear no stranded costs whatsoever, noting, most recently in

----------
87 Retiree concerns about the effect of out-of State ownership on pensions and benefits are discussed below.

88   AMP's comments, p. 4.
----------

CASE 01-M-0075

connection with the Nine Mile Point transfer, that "the generation assets were constructed to serve ratepayers and Niagara Mohawk's regulated rate of return was constrained and limited to its cost of capital."/89/ Beyond that, again as Petitioners and Staff argue, there is ample precedent for allowing a return on the unamortized balance of a stranded cost regulatory asset. We have done so in several contexts (including PowerChoice) related to IPP contract buyouts as well as in the Nine Mile Point transfer just noted, and Staff and Petitioners have successfully refuted the Attorney General's efforts to distinguish those decisions.

     What the issue comes down to, then, is whether the proposed allocation of stranded cost responsibility--including the allowance of a return on the unamortized fixed cost portion of the CTC--is fair and reasonable, and we are satisfied that it is. Although advocating, in concept, a stranded cost write-off that might be double the proposed level, the Attorney General agrees that the company should not be required to absorb a level of stranded costs so great as to jeopardize its financial integrity. But that, as Staff argues, is not the standard, and ratepayers would not be well served by keeping a utility at the brink of financial disaster. The Joint Proposal preserves the company's long-term health and, at the same time, limits its return to reasonable levels; affords ratepayers guaranteed benefits now, potential benefits later, and long-term assurances of rate stability and service quality; and, as Staff demonstrates in its brief, substantially reduces their payments on account of stranded cost recovery from what they otherwise would be. The arguments renewed by the Attorney General with respect to stranded cost recovery remain unpersuasive, and we see no basis for departing from the policies reflected in our earlier orders on the subject. We have no reason to believe that a litigated result would differ substantially from the reasonable compromise reached here by the parties, which is consistent with the policies we have adopted on these matters.

     The Attorney General objects as well to what he regards as the excessive term of the rate plan, doubting that the plan can provide for a fair and adequate response to all the changes that may eventuate over so long a period. The term is indeed longer than that of any plan previously approved, and we share some of the Attorney General's trepidation. But the proponents make a good case for the plan's long term being needed to realize the savings in

----------
89 Case 01-E-0011, supra, Order Authorizing Asset Transfers, p. 19. We there noted as well Niagra Mohawk's declared willingness in this case to write off an additional $850 million of stranded Nine Mile Point investment.
----------

CASE 01-M-0075

which ratepayers will share immediately; and the plan's carefully crafted and conditioned adjustments and reopeners strike a good balance between keeping rates stable and allowing the flexibility needed to respond to changing circumstances. Among other things, the twenty deferral items operate in a manner that affords significant protection to both ratepayers and the company but that will produce adjustments only if the amounts involved are significant. And while Niagara Mohawk can request the institution of a new rate proceeding during the term of the plan, the treatment of merger savings in any such proceeding is a powerful disincentive to doing so. On balance, taking account of all other provisions of the plan, its term is reasonable.

     Finally, the Attorney General objects to the rate plan's performance incentive related to competition and low-income programs. We agree with Petitioners and Staff that the potential reward--a 25-basis-point increase in the earnings sharing threshold--is modest in comparison to the benefits customers would realize from achievement of the goals that would trigger it.

     In sum, the specific objections to the overall rate plan do not require rejecting it. Looking beyond those specific objections (and beyond the electric delivery rates to which they are for the most part addressed, to consider as well electric commodity and gas rates), we are satisfied that the plan overall, for reasons presented in the parties' supporting statements previously discussed, reasonably balances the interests at stake and advances many of our policies with respect to rates, service quality, development of competition, and provision of energy in a manner consistent with protection of the environment. It remains to consider whether more specific identified concerns require rejection or modification of the plan, and we turn next to those issues.

Specific Concerns

     1.   Exit Fees, Standby Rates, and Distributed Generation

          a.   Rule 52 Exit Fees

     To begin with a procedural matter, the recalculation of exit fees requested by AMP can and will be provided by Niagara Mohawk, but not in this case. As Staff notes, the recalculation is properly included in Case 01-E-1197, instituted in response to AMP's petition.

CASE 01-M-0075

     As for substance, all parties raising Rule 52 issues favor revocation of the Rule./90/ They differ, however, in their assessment of the Joint Proposal's contemplated modifications to it: the Attorney General and NFGDC regard the proposed change as an improvement/91/ but believe it improperly limited in its reach; AMP regards the proposed change as inimical to its interests unless it is extended./92/

     To the extent the parties urge revocation of Rule 52, we reject their contentions. The policies underlying the rule are clear and remain valid; the exit fee is needed, as Staff and Petitioners point out in their comments, to discourage uneconomic bypass, which merely shifts costs from one group of customers to another, whether through municipalization or otherwise. As Staff notes in its brief, municipalization can be regarded as economic only if it produces net savings even after payment of the exit fee.

     The contemplated changes to Rule 52 seem more problematic. They would exempt from the exit fee a single million-dollar-a-year customer supplied by a third party under the specified conditions but would deny the exemption to a group of four quarter-million-dollar-a-year customers supplied under the same conditions by that same third party. From the point of view of the revenue loss Rule 52 is intended to address, that appears, on its face, to be a distinction without a difference (except, perhaps, insofar as lost customer charge revenues are increased if multiple customers leave), and some parties therefore regard it as unreasonable. But the arguments offered in brief by Staff and Petitioners suggest the distinction in fact makes sense and need not be disturbed.

     The existing rule imposes no exit fee on a customer installing its own generator and isolating itself from Niagara Mohawk's system. The proposed change would allow that customer to contract with a third party for its generation--a modest extension that does not alter the economic reality but simply eliminates the need to take account of who has title to the generator. To go further and allow multiple customers to aggregate for purposes of the exemption would significantly change the relationships among the players and give rise to all the

----------
90 This includes Multiple Intervenors, which supports the Joint Proposal despite its failure to provide for such revocation.

91   Attorney General's Statement, p. 8; NFGDC's Brief, p. 2.

92   AMP's Comments, p. 5.
----------

CASE 01-M-0075

engineering and regulatory issues cited by Staff in its brief. Moreover, as Staff explains, the standby rates to be imposed in the connected generation context (ss.1.2.17.3.2)--the more frequently encountered situation--may differ in their effects if applied to one large or several smaller customers. Limiting the exemption to a single customer avoids those potentially knotty complications.

     The Rule 52 change as proposed may be a compromise that benefits the customers to which the new exemption would apply and entails revenue losses the Petitioners are willing to absorb; but that alone would not warrant approving it if it drew an unreasonable, unduly discriminatory distinction. But that is not the case. For the reasons cited, it is not unreasonable to limit the exemption as the parties propose, and there is no reason to reject the proposed change.

     As already noted, the Joint Proposal recognizes that it is not the last word on Rule 52 issues, and it preserves the right of parties to press their respective positions in other proceedings as well as our own ability (which the Joint Proposal could not, in any event, constrain) to adopt different policies on our own initiative. We see no need to do so now, or to modify the Joint Proposal's resolution, but the matter may be revisited in the future. Consistent with that, we recognize as well our undertaking, in the Lakewood decision, to reexamine the limited Rule 52 issues there noted. To that end, we invite responses to the comments submitted by the Village of Lakewood, which will be due 30 days from the issuance of this opinion and order. Following receipt and review of those comments, we will consider the further steps, if any, to be taken.

          b.   Standby Rates and Distributed Generation

     In view of our recent orders comprehensively treating these matters,/93/ only two clarifications are needed. First, as NFGDC suggests and Petitioners confirm, we, too, understand the Joint Proposal to mean that the new rule to be adopted in accordance with our standby rates decision will replace the existing Rule 12. Second, any possible conflict between the commitments assumed by Niagara Mohawk under the Joint Proposal with respect to distributed

----------
93 Case 99-E-1470, Electric Standby Service, Opinion No. 01-4 (issued October 26, 2001); Case 00-E-0005, Distributed Generation, Opinion No. 01-5 (issued October 26, 2001).
----------

CASE 01-M-0075

generation and its obligations under Opinion No. 01-5, will be resolved in favor of the more rigorous obligation.

     3.   NYPA Power Delivery Rates

     Petitioners and Staff have responded persuasively to NYPAII's arguments. While these customers derive no benefit from the reduced CTC, that is because they pay no CTC at all; and their transmission rates are frozen for the full term of the rate plan, even though transmission rates for other customers will rise (offset by the CTC reduction). Their customer charges, which are below those paid by other customers in the class, also are frozen. Their claim to derive no benefit from the Joint Proposal thus appears unfounded, and granting their request would afford them disproportionate, and economically unjustified, benefits.

     3.   Retiree Concerns

     In his amended statement, Mr. Cleary states that he is representing himself and the 74 retirees who have signed letters asking him to represent them, rather than the 1,300 retirees he previously claimed to represent. His concerns, of course, are not thereby rendered less important, and we have received numerous letters from retirees of Niagara Mohawk expressing similar disquiet about the merger's effect on their pensions and benefits. These matters require careful attention.

     Mr. Cleary identifies two primary concerns--the possibility of benefit reductions after the four-year ban on such reductions expires, and the possibility that the pensions will be annuitized, thereby losing the protection of the Pension Benefit Guaranty Corporation. To allay the former concern, he proposes a series of assured benefits, asserting that the cost of providing them to the 75 retirees he represents would be modest. For the latter concerns, he would have National Grid itself guarantee pension benefits in the event of annuitization, with the understanding that we would provide the rate relief needed to cover the associated cost. Neither proposal is necessary or reasonable.

     With respect to assured benefits, there would be no reasonable, non-discriminatory basis for limiting them, were they provided at all, to the 75 retirees Mr. Cleary

CASE 01-M-0075

represents,/94/ and the cost of making them more widely available could be very substantial. Mr. Cleary suggests that the costs could be covered by existing funds, but Niagara Mohawk's OPEBs are, in fact, already underfunded. More significantly for this evaluation, Niagara Mohawk is not now obligated to maintain retiree benefits at any given level and never has been so obligated, except pursuant to contractual commitments that the Joint Proposal leaves in place; it is inaccurate to characterize these as "lifetime" benefits./95/ The Joint Proposal requires Niagara Mohawk to maintain existing benefits for at least four years, and that obligation, together with (1) Petitioners' statement of intent not to reduce benefits, (2) their track record of never having done so, and (3) the absence of any financial incentive to do so, given the accounting provisions of our Statement of Policy on Pensions and OPEBs, strongly suggest that retirees' benefit rights are not weakened, and may perhaps be strengthened, by the Joint Proposal. Mr. Cleary's assured benefits proposal would provide unprecedented new protection to retirees at unknown--but certainly substantial--cost, and we decline to require it./96/

     Pension annuitization is also precluded for four years, and may take place thereafter only with our approval. Guarantees of the sort suggested by Mr. Cleary (and alternatives to them and their potential associated cost for ratepayers) could be considered in the context of any such proposal./97/ In any event, the Joint Proposal does not make annuitization more likely than it otherwise would be, and there is no need to act on the proposal now. In addition, Mr. Cleary suggests providing for cost-of-living increases in pensions, but to do so would be an improper intervention on our part in collective bargaining.

     In his amended statement, Mr. Cleary renews the argument that the Joint Proposal is age-discriminatory, in part because it applies only to people who retired between January 1,

----------
94 As implied by Mr. Cleary's own arguments, it is far from certain that the retiree clubs that support the Joint Proposal would thereby waive their members' rights to any benefits that might be required as a condition of approval.

95   Mr. Cleary's Amended Statement, p. 8.

96 Mr. Cleary also suggests an optional life insurance buyout; that is a possibility that could well be discussed by the Retiree Advisory Committee to be established pursuant to the Joint Proposal.

97 It is worth noting, however, that we did not require such guarantees when pensions for Niagara Mohawk's pre-1989 retirees were annuitized.
----------

CASE 01-M-0075

1989 and July 1, 1998./98/ The reference to that interval in the Joint Proposal, however, is with respect to annuitization of pensions (and the restrictions imposed thereon), and that is because pensions for earlier retirees are already annuitized, while those who retired later than July 1, 1998 have the choice of a lump-sum cash payment or annuity payments. Neither of these arrangements grows out of the Joint Proposal, and the Joint Proposal simply refers, in its discussion of potential annuitization, to the only retirees whose pensions may yet be annuitized.

     Finally, we must note the concern, expressed in Mr. Cleary's initial comments and in the letters we have received from many retirees, that the merger entails the risk of (or, worse, is motivated by) an attempt to raid Niagara Mohawk's pension or benefit funds and divert their assets to other uses, including out-of-state pension funds, ventures, and profits. That concern is groundless, resting on no evidence whatsoever, and there are, in any event, numerous constraints--legal, regulatory, contractual, and practical--that protect pensions and benefits and would preclude any such unconscionable actions. The Joint Proposal does nothing that would vitiate those protections.

     In sum, we recognize the important interests of retirees and their worries when confronted with change. But there is simply no reason to conclude that their rights or interests are jeopardized by the merger or the Joint Proposal, and no need to reject or modify its terms with respect to the treatment of retirees.

     4.   Environmental Matters

          a.   Attorney General's Proposal

     The Attorney General urges that any approval of the Joint Proposal be conditioned on inclusion of three environmental commitments beyond those already undertaken. As already noted, Petitioners in response do not oppose these outright but urge us to focus on the commitments they have undertaken rather than on others that might be added.

     The three items suggested by the Attorney General are not inherently unreasonable, but we lack any assessment of their merit. There is no basis for imposing them on Niagara Mohawk in this proceeding or for applying merger conditions related to them. Instead,

----------
98 Mr. Cleary alleges discrimination as well in that the provisions do not apply to retirees of other utilities. But there is no need for inter-utility uniformity in these matters.
----------

CASE 01-M-0075

we will direct Niagara Mohawk to consider and evaluate these items and to report to us, within six months of the date of this opinion and order, on (1) any properties similar to the Moose River parcel that it would be willing to sell to the State; (2) the possibility of retiring additional sulfur dioxide allowances; and (3) the reasonableness and feasibility of replacing its vehicle fleet with super ultra-low emission vehicles and zero emission vehicles. Staff will review that report when it is filed and advise us on whether and how to pursue any of these matters further.

          b.   Renewable Energy Certificates

     One additional environmental matter, not raised by any party, requires comment and a minor modification to the Joint Proposal. One of Niagara Mohawk's commitments under Joint Proposal ss.1.2.11 and the associated Attachment 20 is to implement a Renewable Energy Marketing and Billing Program./99/ That program would allow for the sale of "Renewable Energy Certificates" (RECs) either bundled with energy or consisting of "blocks" of certificates "supported by renewable energy recorded by the New York ISO or NYPSC."/100/ The program permits Niagara Mohawk and Staff to agree to send to customers purchasing Renewable Energy Certificates environmental disclosure statements different from those sent to all other Niagara Mohawk customers./101/

     The program's laudable goal of facilitating the sale of renewable energy is consistent with our policy of encouraging and facilitating the development and marketing of renewable energy resources. But certain provisions require clarification in order to ensure that the program, as put into effect, will be consistent with our existing policies on environmental disclosure./102/

     First, in approving the Joint Proposal in a manner consistent with existing policies, we read the phrase "supported by renewable energy recorded by the New York ISO or NYPSC" in ss.2.1 of Attachment 20 to refer to the existing conversion process covering both the

----------
99   Joint Proposal, Attachment 20,ss.2.0.

100  Id., ss.2.1

101  Id., fn. 1.

102 Case 94-E-0952, Electric Competitive Opportunities, Opinion No. 98-19 (issued December 15, 1998).
----------

CASE 01-M-0075

fuel sources and emissions characteristics of a specific power plant, such transactions to be approved by the environmental disclosure program Administrator.

     Second, ss.ss.2.3.1 and 2.3.2 of Attachment 20 each state that "[T]his requirement however will neither require Niagara Mohawk to take title to the power or RECs of the Green Power Marketers nor require Niagara Mohawk to provide these services directly to customers."/103/ To ensure conformance with our existing policy, we read this language to apply only in situations where Niagara Mohawk is billing customers for their purchases of energy from alternative energy service providers.

     Finally, all environmental disclosure statements must conform to the standard format as to presentation and content. If Niagara Mohawk is permitted to separately offer energy from renewable resources to a discrete class of customers, those customers should receive a disclosure statement that reflects the fuel sources and emissions characteristics of the energy they purchased, which would be different from that of other Niagara Mohawk customers.

     We encourage the parties to meet and develop the renewables program as established in the Joint Proposal and here clarified and modified.

     5.   Mechanicville Hydro Station

     Fourth Branch's brief refers to the cost burdens associated with the Mechanicville Hydro Station, warns of the prospect of the station's costs ultimately being deemed stranded, and urges us to support its efforts to obtain the facility and restore it to service. But these issues, tied up in litigation at FERC and in the New York courts, are not properly before us here, and there is no need to condition approval of the Joint Proposal on the treatment of the The precise quotation is from ss.2.3.1; ss.2.3.2 contains minor, non-substantive, textual variants. Mechanicville Station and its costs that Fourth Branch advocates. Once the litigation is resolved, any cost effects can be handled through the rate plan's provisions, as Staff recommends.

Overall Conclusion

     The Joint Proposal presented for our consideration offers a reasonable set of resolutions to the issues posed in this proceeding. It treats all the interests at stake fairly and

----------
103 The precise quotation is from ss.2.3.1.; ss.2.3.2 contains minor, non-substantive, textual variants.
----------

CASE 01-M-0075

reasonably, balancing the interests of the company and its customers and of the various customer classes, as well as those of other interested groups, and comparing favorably with the probable outcome of litigation. It is consistent with law and public policy, advancing important policy goals that we have articulated; is accompanied by an extensive explanatory record; and is supported by a wide range of parties with interests usually adverse to one another's. The arguments presented against it require neither its rejection nor the imposition of additional conditions.

     Accordingly, with the clarification and modification regarding Renewable Energy Certificates noted above, we adopt the terms of the Joint Proposal as our resolution of the issues in this case./104/ Further consideration of the Attorney General'sadditional environmental proposals will follow the filing of Niagara Mohawk's report. Further limited consideration of Rule 52, as described above, will follow receipt of responses to the Village of Lakewood's comments. It should be clear, however, that neither of these two steps represents a condition imposed on the merger here before us or a modification of the Joint Proposal.

The Commission orders:

     1. Consistent with the discussion and understandings set forth in the foregoing opinion, including the clarification and modification of the provisions of Attachment 20 related to Renewable Energy Certificates, the terms of the Joint Proposal filed in this proceeding on October 11, 2001, as amended on November 6, 2001 (the Joint Proposal), are adopted and incorporated as part of this opinion and order.

     2. Niagara Mohawk Power Corporation (the company) and the other petitioners in this proceeding are authorized, subject to the requirements of this opinion and order, to consummate the transactions and take the other steps set forth in the Joint Proposal. Without limitation on the adoption of other provisions of the Joint Proposal, this authorization encompasses the following specific approvals and findings:

     (a) National Grid is authorized, pursuant to PSL ss.70, to acquire 100% of the common stock of Niagara Mohawk Power Corporation in accordance with the description in the

----------
104 A Notice of Determination of Non-Significance under SEQRA is Appendix B to this opinion and order.
----------

CASE 01-M-0075

Petition as it may be modified prior to closing as long as the company does not assume any obligations.

     (b) The rate plan set forth in the Joint Proposal is approved and adopted, pursuant to PSL ss.ss.65(1) and 110.

     (c) Niagara Mohawk Power Corporation is authorized, pursuant to PSL ss.ss.69 and 106, to participate in the National Grid USA Money Pool, whether as borrower or lender, and the participation of the company's affiliates as lenders is appropriate as long as such participation is fully in conformance with the National Grid USA Money Pool Agreement.

     (d) Niagara Mohawk Power Corporation is authorized, pursuant to PSL ss.66(4), to change from a calendar-year fiscal year to a fiscal year ending March 31.

     (e) Niagara Mohawk Power Corporation is authorized to delay the filing of its PSC Annual Report to June 1 of each year.

     (f) The proposed corporate structure, affiliate rules, contracts, accounting treatment, dividend limitations, and standards of competitive conduct set forth in Attachment 23 to the Joint Proposal are authorized and approved.

     (g) The limited waiver of the Statement of Policy on Pensions and Post-Retirement Benefits Other Than Pensions, and the other provisions of ss.2.5.4 of the Joint Proposal, are authorized and approved.

     (h) Adoption of the provisions of the Joint Proposal represents a finding of no significant environmental impact under the State Environmental Quality Review Act and its implementing regulations.

     3. Niagara Mohawk Power Corporation shall file on short notice, to take effect on a temporary basis no later than the day following consummation of the merger here approved, tariff amendments necessary to implement the electric rate provisions of the Joint Proposal. The company shall serve copies of this filing upon all parties to this proceeding. Any comments on the compliance filing must be received at the Commission's offices within ten days of service of the proposed tariff amendments. The amendments shall not become effective on a permanent basis until approved by the Commission.

     4. By not later than May 1, 2003, Niagara Mohawk Power Corporation shall file, to take effect on September 1, 2003, tariff amendments necessary to implement the gas rate

CASE 01-M-0075

provisions (except those referred to in the next ordering clause) of the Joint Proposal. The company shall serve copies of this filing upon all parties to this proceeding. Any comments on the compliance filing must be received at the Commission's offices within 45 days of service of the proposed tariff amendments. The amendments shall not become effective until approved by the Commission.

     5. By not later than three days following the issuance of this opinion and order, Niagara Mohawk Power Corporation shall file, to take effect on a temporary basis on one day's notice, tariff amendments necessary to implement the gas rate provisions of the Joint Proposal related to Service Classification No. 6 - Lock-In Rates. The company shall serve copies of this filing upon all parties to this proceeding. Any comments on the compliance filing must be received at the Commission's offices within ten days of service of the proposed tariff amendments. The amendments shall not become effective on a permanent basis until approved by the Commission.

     6. The requirements of Public Service Law ss.66(12)(b) that newspaper publication be completed before the effective date of the tariff amendments referred to in the foregoing ordering clauses are waived; however, Niagara Mohawk Power Corporation shall file with the Commission, no later than six weeks after the effective date of each set of amendments, proof that a notice to the public of the changes proposed in such amendments, and their effective date, has been published once a week for four successive weeks in a newspaper having general circulation in each area affected by the respective amendments.

     7. Niagara Mohawk Power Corporation is authorized to use separate subaccounts within Account 186, Miscellaneous Deferred Debits, and Account 253, Other Deferred Credits, as appropriate, to record the items included in the Joint Proposal for which deferred accounting has been approved. The amounts deferred for each of these items and their income tax effects shall remain readily identifiable. The company shall maintain proper and easily accessible documentation for each entry made. The disposition or amortization for each item shall be carried out according to the terms of the Joint Proposal or as otherwise authorized by the Commission.

     8. The Commission reserves the right to reconsider approval of the Joint Proposal should any future action by any agency or other body materially affect the quantification and allocation of benefits on which this approval is based.

CASE 01-M-0075

     9. Any party wishing to comment on the issues related to Niagara Mohawk Power Corporation's tariff Rule 52 raised in the comments submitted by the Village of Lakewood should submit ten copies of its comments to the Secretary within 30 days of the date of this opinion and order.

     10. Within six months of the date of this opinion and order, Niagara Mohawk Power Corporation shall submit to the Secretary, and serve on all parties to this opinion and order, a report on the three environmental initiatives proposed by the New York State Attorney General and identified in the foregoing opinion. Fifteen copies of the report shall be filed with the Secretary.

     11. This proceeding is continued.

                                            By the Commission,



         (SIGNED)                           JANET HAND DEIXLER

                                                 Secretary

                                                                      APPENDIX A

                                 Case 01-M-0075
                      National Grid - Niagara Mohawk Merger
                               List of Signatories
                                November 20, 2001

               Niagara Mohawk Holdings, Inc.
               Niagara Mohawk Power Corporation
               Niagara Mohawk Energy, Inc.
               National Grid Group plc
               National Grid USA
               New York State Department of Public Service
               New York State Consumer Protection Board
               New York State Department of Economic Development
               Empire State Development Corporation
               Multiple Intervenors
               Public Utility Law Project
               Energetix, Inc.
               Advantage Energy, Inc.
               Leveraged Energy Purchasing Corporation, Inc.
               Community Energy, Inc.
               Natural Resources Defense Council
               Association for Environmental Defense
               American Wind Energy Association
               Distributed Power Coalition of America
               E Cubed Company, L. L. C.
               Keyspan Technology, Inc.
               Capstone Turbine
               Integrated Energy Concepts Engineering PC
               RealEnergy
               International Brotherhood of Electrical Workers Local - 97 Niagara Mohawk Pension Club - Utica (IBEW Members Club No. 310) Niagara Mohawk Pension Club - East
               Niagara Mohawk Pension Club - Western Division
               Niagara Mohawk Retirees Club - Potsdam
               The Ski Resorts Coalition
               Energy Enterprises, Inc.
               Niagara Mohawk Pension Club - Syracuse
               Niagara Mohawk Pension Club - Watertown Area
               Niagara Mohawk Pension Club - Oswego County
               Bellows Tower Hydro, Inc
               Hydro Power Inc.
               Sandy Hollow Power Company
               Seneca Hydro Acquisition Corp.
               Barbara Waterpower Products, Ltd.
               Tannery Island Power Company
               Niagara Power Coalition

                                                                      APPENDIX B

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION


CASE 01-M-0075 -    Joint Petition of Niagara Mohawk Holdings, Inc., Niagara
                    Mohawk Power Corporation, National Grid Group, plc and
                    National Grid USA for approval of merger and stock acquisition


                             NOTICE OF DETERMINATION
                               OF NON-SIGNIFICANCE


     Notice is hereby given that an Environmental Impact Statement will not be prepared in connection with the approval by the Public Service Commission of the joint petition by Niagara Mohawk Holdings, Inc., Niagara Mohawk Power Corporation, National Grid Group, plc, and National Grid USA for approval of merger and stock acquisition. This decision is based upon our determination in accordance with Article 8 of the Environmental Conservation Law and the rules and regulations implementing the State Environmental Quality Review Act (SEQRA), that such action will not have a significant adverse effect on the environment. The exercise of this approval is an Unlisted Action, as defined in 6 NYCRR
Section 617.2 (ak).

     Pursuant to 6 NYCRR 617.6 (a)(3), a copy of the SEQRA Environmental Assessment Form, Part 1, (Short Form and narrative) was submitted with the Petition. Based upon our review of the record, we find the proposed action will not have a significant adverse environmental impact. There is no construction contemplated by the action and current environmental protection programs will not be adversely affected by the merger.

     The completed EAF is available for review at the Commission's offices.

     The address of the Public Service Commission, the lead agency for the purposes of the Environmental Quality Review of this project is Three Empire State Plaza, Albany, New York 12223-1350. Questions may be directed to Richard
H. Powell at (518) 486-2885 or to the address above.

                                                  JANET HAND DEIXLER
                                                       Secretary